--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                SCHEDULE 14D-9
                                (RULE 14d-101)
     SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

                               -----------------

                                Wayne R. Inouye
                         14350 Myford Road, Suite 100
                               Irvine, CA 92606
                                (714) 481-2828
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

1. Subject Company Information.

  Name and Address

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is eMachines, Inc., a Delaware corporation ("eMachines"). The address of the principal executive offices of eMachines is 14350 Myford Road, Suite 100, Irvine, California 92606. The telephone number of the principal executive offices of eMachines is (714) 481-2828.

  Securities

   The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.0000125 per share, of eMachines (the "Shares" or "eMachines Common Stock"). As of November 26, 2001, there were 145,527,579 Shares outstanding.

2. Identity and Background of Filing Person.

  Name and Address

   The name, business address and business telephone number of eMachines, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer

   The Schedule 14D-9 relates to the offer by Empire Acquisition Corp., a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of EM Holdings, Inc., a Delaware corporation ("EM Holdings"), as disclosed in a Tender Offer Statement on Schedule TO dated November 27, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase each outstanding Share for $1.06, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, as amended and restated as of November 26, 2001 (the "Merger Agreement"), by and among EM Holdings, the Purchaser and eMachines. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into eMachines (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by EM Holdings, the Purchaser, or eMachines or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. As a result of the Offer and the Merger, eMachines will become a wholly-owned subsidiary of EM Holdings. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9, is incorporated herein by reference.

   The Schedule TO states that the principal executive offices of EM Holdings and the Purchaser are located at 7373 Hunt Avenue, Garden Grove, California 92841.

3. Past Contacts, Transactions, Negotiations and Agreements.

  Conflicts of Interest

   In considering the recommendation of the Board of Directors of eMachines (the "Board") set forth in Item 4 below, eMachines' stockholders should be aware that certain executive officers of eMachines and certain members of the Board have interests in the Offer and the Merger, which are described herein and in Schedule I hereto, and which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

   Except as described in this Schedule 14D-9 or incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of eMachines, there are no material agreements, arrangements or understandings or any actual or potential conflict of interest between eMachines or its affiliates and (1) eMachines' executive officers, directors or affiliates or
(2) EM Holdings or the Purchaser and their respective executive officers, directors or affiliates.

   Certain agreements, arrangements or understandings between the eMachines or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement of eMachines attached to this
Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the eMachines stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Merger Sub's right (after acquiring a majority of the Shares pursuant to the Offer) to designate persons to the Board other than at a meeting of the stockholders of the Company. The Information Statement is incorporated herein by reference.

   Information concerning agreements between eMachines and its affiliates was also described in eMachines' revised proxy statement on Schedule 14A filed on May 4, 2001 in connection with eMachines' 2001 annual meeting of stockholders (the "Proxy Statement") under the captions "Election of Directors," "Business Relationships and Related Transactions," "Transactions with Management," "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management." The Proxy Statement is filed as Exhibit (e)(11) to this Statement and the foregoing sections of the Proxy Statement are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Schedule 14D-9, except for any information that is superseded by information included directly in this Schedule 14D-9.

  The Merger Agreement, the Option Agreement and the Stock Purchase Agreement

   A summary of the material provisions of the Merger Agreement, the Option Agreement and the Stock Purchase Agreement are included in ''SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger'' and ''SPECIAL FACTORS--Merger Agreement, Stock Purchase Agreement and Option Agreement'' of the Offer to Purchase, filed as Exhibit (a)(1) to the Schedule TO, which is incorporated herein by reference. Such summaries are qualified in their entirety by reference to the complete text of the Merger Agreement, the Option Agreement and the Stock Purchase Agreement, copies of which of are filed as Exhibits (e)(1), (e)(2) and (e)(3), respectively, hereto and are incorporated herein by reference.

  Confidentiality Agreement

   The Company, EM Holdings and Mr. Hui entered into a Confidentiality Agreement dated November 12, 2001 (the "Confidentiality Agreement"). The following summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement which is filed as Exhibit (e)(4) hereto and incorporated herein by reference: Pursuant to the Confidentiality Agreement, the parties agreed to keep confidential certain information received from each other. The Confidentiality Agreement includes, among other provisions, 17-day standstill and two-year employee non-solicitation agreements by EM Holdings and Mr. Hui in favor of the Company. The Confidentiality Agreement does not contain a provision providing for an exclusive negotiating period with the Company.

  Certain Executive Agreements

   The following employees are parties to employment agreements with eMachines (the "Employment Agreements") which may entitle them to certain benefits in the event of a Change of Control (as defined in each of the Employment Agreements):
Wayne R. Inouye, eMachines' President and Chief Executive Officer; Adam Andersen, eMachines' Senior Vice President and Chief Operating Officer; Mike Zimmerman, eMachines' Senior Vice President, Customer Care; and Bob Davidson, eMachines' Senior Vice President, Product Marketing.

   Mr. Inouye's Employment Agreement provides that upon a Change of Control prior to March 5, 2003, he will be entitled to a bonus in the amount of $1,000,000 less (i) an amount equal to the difference between (x) the fair market value of any cash and liquid securities he receives as a result of the Change of Control for Mr. Inouye's stock option and the Shares issuable upon exercise of that option and (y) the total exercise price paid by Mr. Inouye, as a result of the Change of Control, for the Shares subject to his option, and
(ii) an amount equal to the product of (x) the number of Shares subject to Mr. Inouye's stock option that he has sold prior to the Change of Control and (y) the difference between the sales price of such common stock and the per share exercise price of his stock option; provided however, that payment of the bonus is subject to Mr. Inouye's continued employment with eMachines on the date of the Change of Control. For purposes of Mr. Inouye's Employment Agreement, a Change of Control was included as a type of liquidation event that would trigger the above-described payment. Such liquidation events included the acquisition of eMachines by another entity by means of any transactions or series of related transactions (including, without limitation, any reorganization, merger or consolidation).

   The Employment Agreements with Mr. Andersen, Mr. Zimmerman and Mr. Davidson provide that upon a Change of Control, if the employee's employment is terminated by eMachines within 12 months after a Change of Control, then all of the stock options granted by eMachines to the employee prior to the Change of Control shall become fully vested and exercisable as of the date of the termination to the extent such stock options are outstanding and unexercisable at the time of such termination. For purposes of these Employment Agreements, a Change of Control was defined as:

      (i) the date on which a change in the ownership of eMachines' outstanding securities occurs such that any "person" (as such term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of eMachines representing fifty percent (50%) or more of the total voting power represented by eMachines' then outstanding voting securities;

      (ii) a change in the composition of the Board occurring within a two (2) year period, as a result of which fewer than a majority of eMachines' directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are members as of the date of the Employment Agreement, or (B) are elected, or nominated for election, to eMachines' Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to eMachines' Board);

      (iii) the date of the consummation of a merger or consolidation of eMachines with any other entity that has been approved by the eMachines' stockholders, other than a merger or consolidation that would result in the voting securities of eMachines outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities eMachines or such surviving entity outstanding immediately after such merger or consolidation;

      (iv) the date on which the stockholders of eMachines approve a plan of complete liquidation of the entity; or

      (v) the date of the consummation of the sale or disposition by eMachines of all or substantially all of its assets.

  Mr. Lap Shun (John) Hui

   Purchaser is a wholly-owned subsidiary of EM Holdings formed for the purposes of effecting the Offer and the Merger. EM Holdings is wholly-owned by Mr. Hui and was formed by Mr. Hui in order to effect the Offer, the Merger and the transactions contemplated by the Merger Agreement. Upon completion of the Merger, eMachines will be a wholly-owned subsidiary of EM Holdings. According to a Statement in Schedule 13D filed by EM Holdings with the SEC on November 9, 2001, Mr. Hui currently owns, before giving effect to the Offer, the Merger and the transactions contemplated by the Merger Agreement, approximately 1.1% of the outstanding shares of Common Stock. Mr. Hui is also the sole owner of Korea Data Systems (USA), Inc. ("KDS USA") which owns approximately 0.16% of the outstanding shares of Common Stock. Collectively, Mr. Hui and KDS USA own 1.26% of the outstanding Common Stock. Other than acting as a U.S. distributor, KDS USA is not affiliated with Korea Data Systems, Co., Ltd. ("KDS Ltd.") or Korea Data Systems America, Inc. who are both stockholders of eMachines. As a result of the merger, Mr. Hui, as the sole stockholder of EM Holdings, will benefit from a 100% interest in the available net operating loss carryforwards of eMachines, subject to limitations resulting from the change of control.

   eMachines director and stockholder Lap Shun Hui wholly owns KDS USA, which he purchased from KDS Ltd. in 1995.

  Relationship with KDS Korea

   KDS Korea is the parent company of Korea Data Systems America, Inc. Korea Data Systems America was one of eMachines founding stockholders and together with KDS Korea beneficially owns approximately 19.8% of the outstanding eMachines' Common Stock. Jung Koh, a member of the Board and one of eMachines' stockholders, also serves as Vice Chairman of KDS Korea. KDS Korea and its affiliates and related parties collectively own 32,819,538 shares of eMachines Common Stock, for which they will receive $34,449,800 pursuant to their offer.

  Relationship With TriGem Computer, Inc.

   TriGem, through its subsidiary, TriGem America Corporation, beneficially owns approximately 19.9% of the outstanding eMachines Common Stock. Paul Lee, Chairman of the Board and one of eMachines' stockholders, is also the Vice Chairman, Chief Executive Officer and a member of the Board of directors of TriGem. Mr. Hong, a member of the Board, was Chief Financial Officer for TriGem Computer from January 2000 to January 2001 and a Financial Senior Advisor of TriGem from May 1999 to January 2000. TriGem and its affiliates and related parties collectively own 35,330,000 Shares for which they will receive $37,499,800 pursuant to the Offer.

  Indemnification

   The merger agreement provides that eMachines will indemnify and hold harmless each present and former director and officer of eMachines for any acts or omissions occurring prior to the effective time of the Merger. The Merger Agreement further provides that, for a period of six years from the effective time of the Merger, eMachines, as the surviving corporation in the merger, will maintain in effect directors' and officers' liability insurance policies, for the benefit of those persons who are covered by eMachines' directors' and officers' liability insurance policies at the effective time of the Merger, which provides coverage on terms not materially less favorable than the coverage provided under eMachines' current officers' and directors' liability insurance policies. If the insurance, however, cannot be maintained at a cost equal to 200% of the annual premiums currently paid by eMachines for such insurance, eMachines will maintain as much coverage as can be so maintained at a cost equal to 200% of the current annual premiums of eMachines for such insurance.

  Treatment of Stock Options

   As of November 16, 2001, there were 8,602,487 shares of Common Stock subject to issuance pursuant to outstanding stock options. In the Merger, all outstanding stock options, whether or not then fully exercisable or vested, to purchase shares of Common Stock, granted under any plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of eMachines or any of its subsidiaries whether or not then fully exercisable or vested, will become fully exercisable and vested, and the stock options shall be converted into the right to receive a cash payment in an amount (if any), equal to the product of the number of shares subject to the stock option and the difference (if positive) between $1.06 and the exercise price per share of the stock option.

   As a result of the merger, Messrs. Inouye, Andersen, Zimmerman, Davidson and Firestone are expected to receive approximately $3.7 million, $0.2 million, $0.22 million, $0.2 million and $1.7 million, respectively, for cancellation of his options.

4. The Solicitation or Recommendation.

  Recommendation of the Board of Directors

   At a meeting held on November 19, 2001, the Board unanimously (with the exception of Mr. Hui, the sole stockholder of EM Holdings, who recused himself from deliberations of the Board relating to the Merger Agreement):

   . determined that the Offer and the Merger are advisable, fair to and in the best interests of, eMachines' stockholders (other than EM Holdings, Purchaser and their affiliates);

   . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and

   . recommends that eMachines' stockholders accept the Offer and tender their Shares pursuant to the Offer.

   eMachines has been advised that each of its directors (other than Lap Shun
Hui) intends to tender pursuant to the Offer all Shares owned of record and beneficially by him, except to the extent that the tender would violate applicable securities laws.

   A press release announcing the commencement of the Offer and a letter to eMachines' stockholders communicating the Board's recommendation are filed as exhibit (a)(3) and (a)(4) to this Schedule 14D-9 and are incorporated herein by reference.

  Background and Reasons for the Board's Recommendation

  Background

   eMachines concluded its initial public offering in March 2000. Following its initial public offering, eMachines' financial performance was adversely affected by the weakened economy and an unanticipated decrease in consumer demand for personal computers resulting in a dramatic downturn in the overall computer market and an industry-wide oversupply of personal computers as consumers curtailed their spending. In addition, revenues from eMachines Internet operations slowed dramatically due to the lower overall demand for personal computers as well as the adverse environment for Internet-related businesses. Following eMachines' initial public offering, due to these factors and a declining stock market, eMachines experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of eMachines common stock steadily declined from its initial public offering price of $9.00 on March 24, 2000 to $0.375 on December 29, 2000.

   As a result of these factors, during the latter half of 2000, Stephen Dukker, the President and Chief Executive Officer of eMachines at the time, raised the possibility of exploring various strategic alternatives to maximize shareholder value. The Board discussed various alternatives, but no definitive actions were taken by the Board at that time to pursue such a transaction.

   On December 20, 2000, eMachines received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq"), regarding the continued listing of eMachines Common Stock on the Nasdaq National Market. The letter stated that eMachines Common Stock may be delisted from trading on or about March 20, 2001, if the minimum bid price of eMachines Common Stock did not equal or exceed $1.00 per share for a minimum of ten consecutive trading days ending prior to such date.

   As a result of its own independent investigation of eMachines, representatives of Averil Capital Markets Group, Inc., an investment banking firm ("Averil Capital"), approached Mr. Hui to discuss various alternatives surrounding eMachines. During their initial meeting in January 2001, Averil Capital reviewed with Mr. Hui eMachines' current operating performance, capital markets profile and future prospects. In addition, Averil Capital and Mr. Hui discussed potential strategic alternatives for eMachines including a sale to a strategic buyer, the acquisition of eMachines by Korea Data Systems, Co., Ltd., ("KDS Korea") and/or TriGem Computers, Inc. ("TriGem"), the two largest stockholders of eMachines and a management buyout. At the conclusion of the meeting, Mr. Hui advised Averil Capital he did not intend to pursue a transaction of the type discussed at that time and that he believed it was premature to discuss the pursuit of any alternatives until eMachines completed certain internal restructuring initiatives.

   On February 26, 2001, eMachines announced the appointment of Wayne R. Inouye as eMachines' President and Chief Executive Officer and as a member of the eMachines board of directors, effective March 5, 2001. At the same time, eMachines announced the resignation of Stephen A. Dukker from those same positions, effective March 4, 2001.

                                      6.1

   Following the appointment of Mr. Inouye, and during March 2001, eMachines publicly announced a restructuring program including the following actions:

 . Reducing exposure to the Internet market by eliminating resources dedicated to Internet products;

 .  Recruiting of senior key management in addition to Mr. Inouye; and

 . Taking a one time financial charge of $3.7 million for expenses associated with staff reductions and facilities closures in San Francisco, Scotts Valley and New York City.

   On March 21, 2001, following the continued decline of its stock price, eMachines received a letter from the Nasdaq advising the company of Nasdaq's decision to delist the eMachines Common Stock from the Nasdaq

                                      6.2

National market because of eMachines' failure to comply with Nasdaq's $1 bid price requirement. eMachines requested an appeal of the decision to delist its common stock before a Nasdaq Listing Qualifications Panel.

   Despite the eMachines restructuring program, the market price of eMachines Common Stock continued to decline during the second quarter of 2001. At a meeting on April 17, 2001, the Board began to discuss potential strategic alternatives. The Board considered the following factors:

 .  The financial performance of eMachines for the fiscal year ended December
   31, 2000, coupled with results to date, continued to be adversely affected by the unexpectedly severe decline in consumer demand for personal computers;

 . The lack of liquidity in eMachines' stock made it unattractive to institutional investors (as well as non-institutional investors);

 .  eMachines' difficulty in attracting equity research analyst coverage; and

 . If the stock price were to remain below $1.00 per share it could lead to delisting of eMachines Common Stock from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements, and the company was already notified of such possibility.

   Addressing the factors listed above, the Board resolved to undertake a review of the company's strategic alternatives, particularly exploring the possibility of identifying an acquiror willing to purchase the entire company.

   As part of its strategic review, at the April 17, 2001 meeting of the Board, it established an Advisory committee to more closely be involved with and monitor the strategic review process. The advisory committee was comprised of Mr. Inouye, and Nathan Morton and Yasuhiro Tsubota who are both independent directors of eMachines.

   In April 2001, the management of eMachines held preliminary discussions with Credit Suisse First Boston about potential strategic alternatives for eMachines. On May 7, 2001, eMachines publicly announced that it had retained Credit Suisse First Boston, which had been the company's lead underwriter in its initial public offering, to act as its financial advisor and to assist eMachines in evaluating its strategic alternatives, including a possible sale of the company. In the eMachines press release, Mr. Inouye stated that the Board believed that it was an appropriate time to explore opportunities to maximize shareholder value following its recent restructuring.

   On May 24, 2001, eMachines Common Stock was delisted from the Nasdaq National Market and trading in eMachines Common Stock was moved to the Over The Counter Bulletin Board.

   During May 2001, Credit Suisse First Boston contacted approximately 55 companies, including both strategic and financial buyers, to determine their levels of interest in a potential acquisition of eMachines. Additionally, a number of parties contacted eMachines and Credit Suisse First Boston to express their interest in exploring a potential acquisition of eMachines. Based upon

                                      6.3
initial conversations with Credit Suisse First Boston, five firms, including TriGem, and KDS Korea, expressed a high level interest in exploring a possible transaction with eMachines. One of those parties signed confidentiality agreements with eMachines, which included various "standstill" provisions. The standstill provisions prohibited, among other things, a potential acquiring party from acquiring shares, soliciting proxies or making public announcements regarding its intentions with respect to a transaction with eMachines. Between May and August of 2001, Credit Suisse First Boston and eMachines held continuing discussions with these parties.

                                      6.4

   On June 5, 2001, one of these interested parties (the "Other Interested Party") submitted a non-binding indication of interest to acquire eMachines. eMachines' management held informational meetings and due diligence and had other discussions sessions with the Other Interested Party during the months of June and July.

   During June 2001, Mr. Hui contacted Averil Capital requesting a meeting between representatives of Averil Capital, KDS USA, KDS Korea and TriGem. At a meeting on June 18, 2001, Averil Capital met with Mr. Hui and S. C. Sohn, General Counsel of TriGem, to discuss the possible acquisition of eMachines through a joint offer by KDS USA, KDS Korea and TriGem. At that meeting, Averil Capital reviewed various structural, valuation, operational and legal issues surrounding a possible transaction.

   During this same time period, Mr. Hui advised Credit Suisse First Boston that he, KOS Korea and TriGem were interested in pursuing a transaction involving eMachines. While KDS Korea and TriGem were initially interested in pursuing a transaction, each of them subsequently determined they did not wish to pursue a transaction.

   On July 12, 2001, Credit Suisse First Boston updated the advisory committee of the Board on the status of discussions with third parties, including the Other Interested Party. On August 8, 2001, the Other Interested Party submitted a revised non-binding indication of interest which contained a higher offer price than its previous indication of interest submitted on June 5, 2001, (which was still significantly below the offer price). A meeting of the eMachines advisory committee was convened on August 9, 2001, to consider the revised indication of interest submitted by the Other Interested Party and eMachines' other strategic alternatives. The advisory committee declined to pursue further discussions with the Other Interested Party at that time and determined that discussions to date had failed to produce a party interested in pursuing a transaction with eMachines at a price the advisory committee deemed worthy of pursuing at such time. Therefore, the advisory committee determined to stop actively seeking a buyer and advised Credit Suisse First Boston to stop pursuing a potential sale of eMachines. On September 17, 2001, eMachines publicly announced that it had terminated Credit Suisse First Boston's engagement. The press release also indicated that eMachines would continue to review its strategic alternatives.

   Following the termination of Credit Suisse First Boston's engagement, Mr. Hui explored other potential opportunities involving eMachines, not necessarily including KDS Korea's and TriGem's participation. He contacted certain financial sources to discuss the possibility of financing the acquisition of the eMachines Common Stock held by KDS Korea and TriGem. In addition, he discussed with eMachines Chairman, Paul Lee, the possibility of Mr. Hui's sponsorship of an acquisition of eMachines. He also had similar discussions with Michael Hong, a director of eMachines, and Jung Koh, a director of eMachines and the Chairman of KDS Korea. Messrs. Lee and Koh indicated to Mr. Hui that their respective organizations would be interested in the sale of eMachines at a fair price, whether in a management-led buyout or a transaction with an unaffiliated third party.

   During September 2001, Mr. Hui contacted Averil Capital regarding his possible sponsorship of a management-led buyout of eMachines or his own outright acquisition of eMachines. During a meeting on September 27, 2001, Averil Capital and Mr. Hui discussed and assessed the probability of completing a transaction, the probable range of value to complete a transaction, various structural and legal considerations and the review of a possible timeline for a

                                      6.5
transaction. On October 4, 2001, Averil Capital and Mr. Hui executed an engagement letter in connection with Averil Capital serving as the exclusive financial advisor to Mr. Hui to explore the acquisition of eMachines.

   During October 2001, Mr. Hui also met directly with Mr. Inouye to discuss the possibility of pursuing a management-led acquisition of eMachines. Mr. Hui offered to assist Mr. Inouye in structuring a transaction, securing the necessary acquisition capital and retaining the advisors to represent Mr. Hui and the management team. Mr. Inouye considered the but ultimately rejected Mr. Hui's proposal.

                                      6.6

   Also during October 2001, eMachines had discussions with, and provided due diligence information to a third party that had been referred to Mr. Dukker by Mr. Hui during late 2000 as a potential strategic partner or acquirer in connection with a transaction that would involve the acquisition of a significant interest in eMachines from certain stockholders of eMachines.

   Following the retention of Averil Capital by Mr. Hui, on October 4, 2001, Mr. Hui formed EM Holdings and Purchaser to serve as acquisition entities in connection with the proposed transaction with eMachines.

   During October, Averil Capital contacted various financing sources to secure the necessary financing commitments in order to effect the transaction. As a result of its efforts, Averil Capital secured a preliminary debt financing commitment from UBS AG. This financing commitment was in a form that could be executed simultaneously with the execution of a definitive merger agreement between EM Holdings and eMachines. In addition to securing the preliminary debt financing commitment, Mr. Hui planned to contribute certain equity financing to the transaction.

   Because a substantial portion of the cash reserves of eMachines would be used to repay the acquisition debt to UBS AG, legal counsel for UBS and EM Holdings' advisors believed it was important to secure a solvency opinion. UBS AG requested for EM Holdings to retain the services of a nationally recognized valuation appraisal firm to render a solvency opinion in connection with the transaction. On November 14, 2001, EM Holdings retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

   In order to determine whether or not the proper support existed for Mr. Hui's potential acquisition of eMachines, Averil Capital, in combination with Akin Gump Strauss Hauer & Feld, LLP (legal advisor to Mr. Hui, EM Holdings and Purchaser, referred to as "Akin Gump") also contacted KDS Korea, TriGem and idealab! to negotiate their support of an offer sponsored by Mr. Hui. As a result of these negotiations, on October 30, 2001, idealab! entered in to the Stock Purchase Agreement with Mr. Hui.

   Between October 4, 2001, and October 29, 2001, Mr. Hui worked closely with Averil Capital and Akin Gump to prepare a fully-financed, fully defined offer for eMachines.

   On October 30, 2001, Mr. Hui delivered to Wayne Inouye EM Holdings' offer to acquire all of the outstanding shares of Common Stock of eMachines. EM Holdings' initial offer was to acquire all of the outstanding shares of eMachines Common Stock at $.78 per share through a cash tender offer followed by a short-form merger. In addition to the offer letter, Mr. Hui delivered as part of the offer a form of merger agreement that EM Holdings would be willing to execute. During this meeting, Mr. Hui described to Mr. Inouye the terms and conditions of the offer and explained his reasons for pursuing the offer. Mr. Hui also expressed his desire to retain Mr. Inouye and the management team of eMachines. Mr. Inouye stated that he would contact the various Board members to discuss Mr. Hui's proposal to acquire eMachines. Following Mr. Hui's meeting with Mr. Inouye, Averil Capital delivered copies of the offer to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, eMachines' outside counsel ("Wilson Sonsini") and other selected members of the Board. After being advised that the Board

                                      6.7
intended to reengage Credit Suisse First Boston, which occurred on November 1, 2001, Mr. Inouye delivered copies to Credit Suisse First Boston.

   On October 31, 2001, following delivery of the offer, Averil Capital and Akin Gump had conversations with eMachines' financial and legal advisors to discuss consideration of EM Holdings' offer. At that time, EM Holdings and Mr. Hui were asked to execute a confidentiality agreement. It was decided that once the confidentiality agreement was executed that Averil Capital would review with Credit Suisse First Boston the financial analysis underlying EM Holdings' initial offer. Based on the commencement of a process whereby the Board would review the proposal, EM Holdings determined not to publicly announce its proposal at that time.

   On November 2, 2001, Averil Capital reviewed with Credit Suisse First Boston certain elements of the financial analysis. During this telephone conference, there was no negotiation as to the specific offer. It was understood at the conclusion of the discussion that EM Holdings' initial offer was subject to negotiation if a higher value was justified and supported by addition information from eMachines. In addition, Averil Capital told Credit Suisse First Boston that it would disclose the name of the financing source, and provide the form of commitment and supporting term sheet, once a confidentiality agreement between eMachines and EM Holdings was executed.

   On November 2, 2001, a special meeting of the Board was held to review with the entire Board the offer received as well as determine the proper manner in which to proceed. Mr. Adam Andersen, Senior Vice President and Chief Operating Officer of eMachines, and John Alpay, Corporate Counsel of eMachines, and representatives of Wilson Sonsini, also participated in the meeting. Representatives of Wilson Sonsini reviewed with the eMachines directors their fiduciary duties to the holders of eMachines Common Stock in the context of a proposed business combination transaction involving eMachines, including a transaction between Mr. Hui and eMachines. The eMachines directors discussed potential conflicts of interests of various directors in the proposed transaction. Mr. Hui made a brief statement to the Board describing the background of his proposal before recusing himself from all further meetings at which EM Holdings' proposal or other strategic alternatives would be considered. Following Mr. Hui's departure, Wilson Sonsini informed the Board of the terms and conditions of Mr. Hui's proposal. The eMachines Board created an advisory committee to assist in the evaluation of alternative transactions involving eMachines, including EM Holdings' proposal. The advisory committee was comprised of Mr. Inouye, Mr. Morton, Mr. Tsubota and Mr. Hong. While the advisory committee would advise the Board of directors (other than Mr. Hui) through the process, the entire Board, subject to the recusal of Mr. Hui, would be responsible for making any final determinations regarding EM Holdings proposal as well as other alternatives to be considered.

   Following the Board meeting on November 2, 2001, the advisory committee met separately. Representatives of Credit Suisse First Boston and Wilson Sonsini also participated in the meeting. Credit Suisse First Boston reviewed with the Board the process being undertaken to contact third parties that may be interested in pursuing an acquisition or other strategic transaction with eMachines and the status of discussions with EM Holdings and its advisors. The advisory committee authorized eMachines advisors to go forward with negotiations with EM Holdings and to determine whether any third parties that had previously expressed an interest in a

                                      6.8
transaction with eMachines would have any interest in acquiring eMachines. The advisory committee also expressed its desire to enter into a "standstill" agreement with any interested parties for a long-enough period of time to conduct an orderly process.

   Between November 2 and November 18, 2001, Credit Suisse First Boston contacted and had discussions with third parties that had previously expressed an interest in a transaction with eMachines.

   On Saturday, November 3, 2001, Credit Suisse First Boston and Wilson Sonsini reported the Board's position regarding EM Holdings' offer to Averil Capital and Akin Gump. EMachines' advisors stated that the Board had directed the company's advisors to undertake negotiations with EM Holdings regarding its offer. At the same time, the Board also determined that it was necessary to contact other selected parties that had shown some level of interest in eMachines during the prior strategic review process. eMachines' advisors continued to negotiate with Mr. Hui and EM Holdings to define the scope of a standstill provision.

   On November 6, 2001, the advisory committee held a special meeting. Mr. Andersen, representatives of Wilson Sonsini and representatives of Credit Suisse First Boston also participated in the meeting. At this meeting, the advisory committee considered the terms and conditions of EM Holdings proposed financing, the

                                      6.9
implications of a possible disclosure by EM Holdings of its offer on a Schedule 13D to be filed with the SEC and the inability of eMachines and Mr. Hui to agree on the scope of the standstill. The advisory committee authorized eMachines' advisors to continue negotiations with EM Holdings, Mr. Hui and their advisors with a continuing requirement to obtain EM Holdings' agreement to a relatively brief standstill provision long enough to complete an orderly exploration of eMachines' strategic alternatives.

   Meanwhile, in order to proceed with its review of information regarding EM Holdings' offer, eMachines proposed that the parties initially enter into a one-way confidentiality agreement governing the provision of confidential information by us to eMachines, which agreement would not raise the standstill issues and would allow EM Holdings to disclose the details behind EM Holdings' financing to Credit Suisse First Boston. During the discussions of this one-way confidentiality agreement, EM Holding also indicated to eMachines' advisors that although EM Holdings disclaims beneficial ownership of any securities held by idealab!, EM Holdings may elect to disclose by November 9, 2001 on Schedule 13D its potential beneficial ownership of idealab! Shares as a result of the stock purchase agreement between Mr. Hui and idealab!

   On November 8, 2001, the advisory committee met to discuss the status of potential transactions with third parties and the status of negotiations with EM Holdings and its advisors, including EM Holdings intent to file a Schedule 13D with the SEC publicly disclosing the existence of and terms of its offer. Mr. Andersen, Mr. Alpay, representatives from Wilson Sonsini and representatives from Credit Suisse First Boston also participated in the meeting. The advisory committee determined that eMachines would issue a press release acknowledging EM Holdings' proposal, if EM Holdings in fact did proceed with its public disclosure of their proposal.

   On November 9, 2001, Averil Capital had a conference call with Credit Suisse First Boston during which Credit Suisse First Boston and Averil Capital discussed, among other things, certain valuation analysees including liquidation analyses relating to eMachines. On the same day, EM Holdings filed a Schedule 13D with the SEC disclosing its offer to eMachines at $0.78 per share and the stock purchase agreement entered into with idealab! On November 9, 2001, eMachines also issued a press release acknowledging the offer and announcing that it had re-engaged Credit Suisse First Boston.

   On November 11, 2001, after being contacted by Credit Suisse First Boston, the Other Interested Party submitted another non-binding letter of intent to acquire eMachines.

   On November 12, 2001, a special meeting of the Board was held to review the material terms and conditions of the indication of interest and the status of discussions with this party, including planned due diligence sessions. Before any discussions, Mr. Hui made a brief statement to the Board and recused himself from the meeting. The Board also discussed the status of discussions with EM Holdings and the likelihood of other potential offers from potentially interested third parties. The Board authorized management and eMachines advisors to continue due diligence and negotiations with the interested parties.

                                     6.10

   On Monday, November 12, 2001, Credit Suisse First Boston contacted each of the potentially interested parties, including Averil Capital and the Other Interested Party, to inform them of the process that was being conducted to evaluate proposals for a potential acquisition of eMachines. Each party was informed that November 16, 2001 had been established as the date on which final offers for a potential acquisition of eMachines should be submitted. Each party was encouraged to meet with eMachines management as quickly as possible in order to complete any due diligence that it or its advisors or financing sources deemed necessary.

   After extensive negotiations, EM Holdings, Mr. Hui and eMachines entered into a confidentiality agreement including a 17-day standstill period.

   During the week of November 12, Averil Capital, UBS AG and Houlihan Lokey visited eMachines to conduct due diligence and meet with management at eMachines to obtain due diligence information. In addition, eMachines advisors and management held continuing discussions with other interested third parties, none of whom conducted further diligence during that week.

   On November 15, 2001 Credit Suisse First Boston indicated to Averil Capital that the Board would not be considering final bids on the following day as previously indicated. No explanation was given for the change of process and no alternative date was set for final consideration of bids. In light of the considerable time and expense incurred by EM Holdings, EM Holdings determined to proceed with the presentation of Purchaser's offer on November 16, 2001. eMachines subsequently explained that the deadline was pushed back because additional time was needed to continue discussions with the Other Interested Party.

   After the close of trading on November 16, 2001 EM Holdings delivered to the office of eMachines its revised offer for eMachines. In its revised offer, EM Holdings raised its acquisition price to $1.00 per share, which was at or about the same level as the Other Interested Party's non-binding letter of intent. The revised offer by its terms was scheduled to expire Sunday, November 18, at 12:00 p.m.

   On November 16, 2001, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston participated in the meeting. Mr. Hui gave an oral presentation to the eMachines Board regarding his increased offer. Wilson Sonsini reminded the directors of their fiduciary duties in the context of a potential transaction with Mr. Hui and the Board once again reviewed any potential conflicts of interest any director might have in such a transaction. Mr. Hui made a brief statement about his revised offer and then recused himself and left the meeting. Following Mr. Hui's departure, Credit Suisse First Boston updated the Board on the results of the discussions throughout the week and advised the Board that the Other Interested Party was the only other party that had demonstrated interest in pursuing a transaction in the required timeframe established by the Board and that additional time was needed to hold discussions with the Other Interested Party, which had not submitted a revised indication of interest. The Board noted that EM Holdings' revised bid, which was higher than its first bid, was set to expire on November 18 at 12:00 p.m. The Board instructed eMachines' advisors to contact both EM Holdings and the Other Interested Party and advise such parties that the final deadline for revised offers was November 18, while simultaneously moving forward with negotiations if possible.

                                     6.11

   Averil Capital and the Other Interested Party were contacted by Credit Suisse First Boston on November 17, 2001 regarding the results of the Board meeting and were advised of the deadline for final bids.

   Over the course of the weekend, EM Holdings' financial and legal advisors had numerous discussions with eMachines' financial and legal advisors in order to negotiate the terms of a definitive merger agreement and option agreement. No discussions regarding the definitive agreements proposed by the Other Interested Party were held.

   On November 17, 2001, the financing committee of UBS AG met internally to approve its revised commitment letter, which raised the level of UBS AG's commitment from a prior letter and to reflect EM Holdings' enhanced bid. UBS AG received its requisite internal committee approval that day and EM Holdings received a final form of debt commitment letter, executed by UBS AG.

   On November 18, 2001, Mr. Hui delivered to the eMachines advisors EM Holding's revised offer in which EM Holdings raised its offer to $1.06 per share. Also on November 18, 2001, the Other Interested Party submitted verbally a revised non-binding indication of interest at a price higher than its previous offer dated November 17, 2001, but which was not a meaningful increase over its previous offer.

   A special meeting of the Board was held on November 18, 2001, to assess final offers. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated. Mr. Hui gave an oral presentation to the Board regarding EM Holdings' revised offer. Mr. Hui stated that EM Holdings' revised offer would expire on Monday, November 19, at 5:00 a.m. and clearly stated that this was EM Holdings' final offer. Mr. Hui indicated that if this offer was not accepted by the Board prior to its expiration, the offer would expire and EM Holdings would consider other alternatives to his offer. Mr. Hui then recused himself from the meeting. Following Mr. Hui's recusal, the Board was informed that the Other Interested Party had not submitted a revised written offer, not completed diligence, but did verbally express a revised offer at a price below EM Holdings' proposal. Furthermore, the Other Interested Party's offer was

                                     6.12
subject to confirmatory due diligence and the satisfactory negotiation of definitive agreements. Credit Suisse First Boston then gave a presentation to the Board regarding its financial analysis of the proposal and how it compares to other potential alternatives for eMachines. Wilson Sonsini then updated the Board on the status of negotiations with EM Holdings and its advisors relating to the definitive merger agreement and related documents, including open issues related to certainty of closing and eMachines' ability to terminate the merger agreement in order to accept a third-party offer. The Board authorized eMachines management and advisors to continue to negotiate with EM Holdings and its advisors to come to an acceptable result on the open issues, and another Board meeting was set for the following day to assess the results of these negotiations.

   Following completion of the Board meeting, eMachines advisors contacted Averil Capital and Akin Gump to inform them that the Board had authorized them to complete negotiation of the merger and related agreements. Through its advisors, eMachines requested that EM Holdings extend its offer until the close of the business day on November 18, 2001, in order for negotiations to be completed, and for the Board to consider the definitive agreement after all negotiations were concluded. The parties continued to negotiate the agreements.

   On November 19, 2001, EM Holdings filed an amendment to its previously filed
Schedule 13D indicating its revised offer of $1.06 per share had expired that morning but that the parties were continuing their discussions.

   On the same day, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated in the meeting. Mr. Hui made a brief statement to the Board about his proposal and then recused himself from the meeting. Wilson Sonsini updated the Board on the results of negotiations with EM Holdings' advisors on the definitive documents. Wilson Sonsini then discussed with the Board in detail the terms and conditions of the proposed definitive merger agreement, including the conditions to EM Holdings' obligations to close the offer and eMachines' ability to terminate the agreement and enter into a transaction with a third party, and the terms and conditions of EM Holdings' financing commitment. Credit Suisse First Boston then delivered its oral opinion to the Board, which was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various consideration set forth in the Credit Suisse First Boston opinion, the offer price to be received by the holders of eMachines Common Stock in the offer and the merger is fair, from a financial point of view to such stockholders (other than Mr. Hui, KDS USA, EM Holdings or their respective affiliates). Following a lengthy discussion of the terms and conditions of the proposed transaction, the Board determined the merger agreement and the transactions contemplated by the merger agreement to be advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of eMachines accept the offer and tender their shares of Common Stock in the offer.

                                     6.13

   Following the Board meeting, Averil Capital received a phone call from Wilson Sonsini indicating that the Board had approved the merger agreement. The parties executed a definitive merger agreement after the Board meeting on November 19, 2001. EM Holdings also executed the debt financing commitment with UBS AG. eMachines and EM Holdings publicly announced the execution of the definitive merger agreement in a joint press release prior to the opening of the trading markets on November 20, 2001.

   Purchaser, EM Holdings and eMachines executed an amended and restated merger agreement on November 26, 2001.

                                     6.14

   At a meeting held on November 19, 2001, the Board unanimously (with the exception of Mr. Hui, who recused himself):

   . determined that the Offer and the Merger are advisable, fair to and in the best interests of the eMachines stockholders (other than Mr. Hui, KDS USA, EM Holdings, and their respective affiliates);

   . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

   . determined to recommend that the eMachines stockholders accept the Offer and tender their shares of eMachines Common Stock pursuant to the Offer.

                                     6.15

   The Board consulted with eMachines' senior management, as well as its legal counsel and financial advisors, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

   . the fact that a rigorous market check of eMachines was undertaken during the summer of 2001 during which eMachines' financial advisor contacted numerous potential acquirers and partners regarding a possible business combination with eMachines and that a follow-up market check was performed in November 2001;

   . the relatively thin trading market and the lack of liquidity of the eMachines Common Stock and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, eMachines;

   . the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price to be paid in the Offer and the Merger represents a premium of approximately 96.3% over the $0.54 closing sale price for the Shares on the OTCBB on November 19, 2001 (the last trading day prior to announcement of the Offer);

   . the fact that the Offer Price is near the highest closing sale price of eMachines Common Stock in the previous 12 months;

   . the judgment of the Board, based on arm's-length negotiations with EM
     Holdings, that the Offer Price represented the highest price that EM Holdings would be willing to pay in acquiring the shares of eMachines Common Stock;

   . the Offer Price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by stockholders, which were particularly acute in light of the delisting of eMachines Common Stock from the Nasdaq National Market in May 2001;

   . the Offer and the Merger provide for a prompt cash tender offer for all outstanding shares of eMachines Common Stock (other than those held by Mr. Hui, the Purchaser and EM Holdings, their affiliates, or that are subject to stock purchase agreements) to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash in exchange for Shares at the earliest possible time;

   . eMachines' financial performance and outlook, and eMachines' assets, business, financial condition, business strategy and results of operations and eMachines' prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than eMachines;

   . the presentation of Credit Suisse First Boston Corporation ("Credit Suisse
     First Boston") on November 18, 2001 regarding its financial analysis, and the opinion of Credit Suisse First Boston delivered to the Board on November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisses First Boston opinion, the Offer Price to be received by the holders of eMachines Common Stock in the Offer and the Merger is fair, from a financial point of view to such holders, other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates;

   . the terms and conditions of the Merger Agreement generally, including the parties' representations, warranties and covenants, the conditions to the parties' obligations and the circumstances under which EM Holdings and eMachines may terminate the offer;

   . the fact that, although the Merger Agreement does not permit eMachines to solicit competing proposals, the Merger Agreement permits eMachines to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited offer, inquiry or proposal to acquire at least 10% of the equity securities of eMachines pursuant to a merger, tender offer, exchange offer, acquisition, consolidation or other similar transaction or to acquire a material portion of eMachines' assets, subject to the terms of the Merger Agreement;

   . the Merger Agreement permits the Board to withdraw its approval or recommendation of the Offer, the Merger and the Merger Agreement and in connection therewith approve or recommend a "Superior Proposal" (as that term is defined in the Merger Agreement), subject to certain notice requirements and payment of a $4.83 million termination fee, if the Board determines in good faith, after consultation with legal counsel, that it is reasonably likely that the failure to take such action would breach with its fiduciary duties to the eMachines stockholders under applicable law;

   . the Board's judgment that the termination fee would not materially impair the ability of a third party to make a competing proposal;
   . the Purchaser's representation in the Merger Agreement that it will have sufficient funds available to it to satisfy its obligation to consummate the Offer and the Merger, and the terms and conditions of the Purchaser's debt commitment letter from UBS Warburg;

   . the fact that EM Holdings cannot modify the minimum condition to below
     80%, or waive such minimum condition, without eMachines' consent (thus assuring that a majority of the shares of eMachines Common Stock held by stockholders of eMachines other than those affiliated with Mr. Hui or held by eMachines' largest stockholders must tender their shares into the Offer);

   . the fact that the Board will be an addressee of the solvency opinion delivered as a condition to UBS Warburg's funding pursuant to its financing commitment, the delivery of which is a condition to EM Holdings' obligation to consummate the Offer which cannot be waived without eMachines' consent.

   . the Board considered alternative transactions including liquidation, sale to a strategic buyer and a cash dividend to stockholders.

   The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

   . the possibility that, although the Offer gives the eMachines stockholders the opportunity to realize a premium over the price at which the eMachines Common Stock traded prior to the public announcement of the Offer and the Merger, the eMachines stockholders will not benefit from any future increase in the value of eMachines;

   . the circumstances in the Merger Agreement under which the termination fee becomes payable by eMachines;

   . pursuant to the Merger Agreement, between the execution of the Merger
     Agreement and the expiration date of the Offer, eMachines is required to obtain the Purchaser's consent before it can take certain actions; and

   . the conditions to the Purchaser's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied, and determined that the offer and the merger represent a better alternative for the stockholders of eMachines than any of the other potential alternatives considered because they offer stockholders the opportunity to receive value for their shares at a significant premium to the market price of eMachines relatively quickly with relative certainty and limited execution risk in comparison with the sale or cash dividend alternative, as well as provide a greater value to stockholders than a liquidation alternative.

   As part of its analysis, the Board also considered the alternative of causing eMachines to remain as a public company. The Board considered eMachines' limitations as a public company as discussed above, including small market capitalization, its delisting from the Nasdaq National Market and its resources in comparison to its competitors. The Board believed that an improvement in those factors that affect eMachines' prospects was not likely in the immediate future. Although the Merger will allow only Mr. Hui and his affiliates to participate in eMachines' future growth, if any, the Board concluded that the potential benefit to the eMachines stockholders of remaining public was outweighed by the risks and uncertainties associated with eMachines' future prospects. The

Board also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the eMachines stockholders an opportunity to have a speculative future return.

   As discussed above the Board recognized that, although the consummation of the Offer gives the eMachines stockholders the opportunity to realize a substantial premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the eMachines stockholders to participate in the future growth and profits of eMachines, if any. The Board believed that the loss of the opportunity to participate in the growth and profits of eMachines, if any, was adequately reflected in the Offer Price. The eMachines board if directors also recognized that there can be no assurance as to the level of growth or profits to be attained by eMachines in the future.

   In light of the number and variety of factors that the Board considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to quantify or otherwise assign relative weights to those factors, and, accordingly, the Board did not do so. In addition, individual members of the Board may have given different weights to different factors. Rather, the Board viewed its positions and recommendations as being based on the totality of the information presented to and considered by it. The Board did not consider net book value except to the extent it was included in preparing the liquidation analysis.

  Opinion of eMachines' Financial Advisor

   eMachines retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. In connection with Credit Suisse First Boston's engagement, eMachines requested that Credit Suisse First Boston evaluate the fairness, from a financial point of view, to the holders of eMachines Common Stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger. On November 18, 2001, the Board met to review the proposed transaction. During this meeting, Credit Suisse First Boston reviewed with the Board certain financial analyses, as described below. Subsequently, at a meeting of the Board on November 19, 2001, Credit Suisse First Boston delivered to the Board its oral opinion, which opinion was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisse First Boston opinion, the Offer Price to be received by the holders of the eMachines Common Stock in the Offer and Merger is fair, from a financial point of view, to such holders, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates.

   The full text of the Credit Suisse First Boston written opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Credit Suisse First Boston in rendering its opinion is attached as Schedule II to this document and is incorporated by reference in its entirety. eMachines stockholders are urged to, and should, read the Credit Suisse First Boston opinion carefully and in its entirety. The Credit Suisse First Boston opinion addresses only the fairness, from a financial point of view and as of the date of the Credit Suisse First Boston opinion, to the holders of eMachines Common Stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger. The summary of the Credit Suisse First Boston opinion in this document is qualified in its entirety by reference to the full text of the Credit Suisse First Boston opinion.

   In connection with its opinion, Credit Suisse First Boston, among other things,

   . reviewed the Merger Agreement;

   . reviewed certain publicly available business and financial information relating to eMachines;

   . reviewed certain other information, including financial forecasts, provided to it by eMachines, and met with the eMachines' management to discuss the business and prospects of eMachines;

   . considered certain financial and stock market data of eMachines and compared that data with similar data for other publicly held companies in businesses similar to those of eMachines;

   . considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced; and

   . considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse First Boston deemed relevant.

   In connection with its review, Credit Suisse First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to financial forecasts for eMachines that it reviewed, Credit Suisse First Boston was advised, and assumed, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of eMachines' management as to the future financial performance of eMachines. Credit Suisse First Boston was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of eMachines, nor was Credit Suisse First Boston furnished with any such evaluations or appraisals. The Credit Suisse First Boston opinion is necessarily based upon information available to it as of the date of the Credit Suisse First Boston opinion, and upon financial, economic, market and other conditions as they existed and could be evaluated on the date of the Credit Suisse First Boston opinion. In connection with its engagement, Credit Suisse First Boston approached third parties to solicit indications of interest in a possible acquisition of eMachines and held preliminary discussions with certain of these parties prior to the date of its opinion. The Credit Suisse First Boston opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to eMachines, nor does it address the underlying business decision of eMachines to proceed with the Offer and the Merger.

   In preparing its opinion for the Board, Credit Suisse First Boston performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Credit Suisse First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Credit Suisse First Boston opinion. No company or transaction used in the analysis performed by Credit Suisse First Boston as a comparison is identical to eMachines or the contemplated transaction. In addition, Credit Suisse First Boston may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Credit Suisse First Boston's view of the actual value of eMachines. In performing its analyses, Credit Suisse First Boston made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of eMachines. The analyses performed by Credit Suisse First Boston are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The analyses performed were prepared solely as part of Credit Suisse First Boston's analysis of the fairness, from a financial point of view, to the holders of eMachines common stock, other than Mr. Lap Shun Hui, KDS USA, EM Holdings and their respective affiliates, of the Offer Price to be received by such holders in the Offer and the Merger and were provided to the Board in connection with the delivery of the Credit Suisse First Boston opinion.

   The following is a summary of the material financial analyses performed by Credit Suisse First Boston in connection with the preparation of its opinion, and reviewed with the Board at a meeting of the Board held on November 18, 2001. The following summaries of financial analyses include information presented in tabular format. In order to understand fully the material financial analyses used by Credit Suisse First Boston, the tables should be read together with the text of each summary. The tables alone do not constitute a complete description of the material financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse First Boston's financial analyses.

   eMachines Historical Stock Trading Analysis. Credit Suisse First Boston analyzed the prices at which eMachines Common Stock traded from March 24, 2000 (the date of the initial public offering of eMachines Common Stock) through November 16, 2001. Credit Suisse First Boston noted that the high closing price of eMachines Common Stock was $8.75 on May 5, 2000, and that the low closing price of eMachines Common Stock was $0.16 on April 3, 2001. Credit Suisse First Boston also noted the average closing price of eMachines Common Stock over various periods prior to November 16, 2001, as summarized below:

               Period Prior to
               November 16, 2001            Average Closing Price
               -----------------            ---------------------
                   Current.................         $0.51
                   Last 5 trading days.....         $0.54
                   Last 10 trading days....         $0.51
                   Last 30 trading days....         $0.37
                   Last 60 trading days....         $0.29
                   Last 90 trading days....         $0.28

   Credit Suisse First Boston also noted the volume of shares traded at different price levels between January 2, 2001 and November 16, 2001, as summarized in the following table:

Trading Price........ (less than)$0.20 $0.20-$0.30 $0.30-$0.40 $0.40-$0.50 $0.50-$0.60 $0.60-$0.70 $0.70-$0.80
Volume (millions)....       10.7          56.2        39.8        15.5        26.1         7.2         9.8
Percentage...........       6.4%          34.0%       24.1%       9.4%        15.8%       4.4%        5.9%
Cumulative Percentage
  within or below
  Range..............       6.4%          40.4%       64.5%       73.9%       89.7%       94.1%      100.0%
Cumulative Volume
  within or below
  Range (millions)...       10.7          66.9        106.7       122.2       148.3       155.5       165.3

   Comparative Stock Price Performance. Credit Suisse First Boston compared the recent stock price performance of eMachines with indices composed of selected companies in each of the personal computer hardware industry and the distributor and value-added reseller industry and the Nasdaq composite index over the period from March 24, 2000 (the date of the initial public offering of eMachines Common Stock) through November 16, 2001. The following table sets forth the changes in such stock prices and indices over this period:

                                                     Change from
                                                    March 24, 2000
                                                    --------------
             eMachines.............................     (93.8%)
             Distributors and Value-Added Resellers       5.2%
             Personal Computer Hardware............     (42.9%)
             Nasdaq................................     (61.7%)

   Credit Suisse First Boston also noted that eMachines Common Stock has consistently traded at a discount to eMachines' respective quarterly cash balance since September 2000.

   Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Credit Suisse First Boston calculated the implied eMachines equity value based on two sets of financial projections provided to Credit Suisse First Boston by eMachines' management. The discounted cash flow analysis performed using the first set of financial projections provided to Credit Suisse First Boston by eMachines' management, the "management case", was based on various assumptions, including, among other things, (i) revenue growth rates of 24% for

2002 and 10% for 2003 through 2006, (ii) gross margins of 9.3% for 2002 through 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from
0.10 times to 0.30 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 15 times to 25 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $214.9 million to $339.6 million. Credit Suisse First Boston believed that, in light of the historical performance and current market conditions, eMachines' ability to achieve the management case projections was subject to significant risks.

   Credit Suisse First Boston also performed a similar analysis based on a second set of financial projections provided to it by eMachines' management, the "sensitivity case". The discounted cash flow analysis were performed using the sensitivity case projections was based on, among other things, (i) revenue growth rates of 15% for 2002 and 5% for 2003 through 2006, (ii) gross margins of 5% in 2002 improving to 9% in 2006, (iii) terminal value multiples of 2006 estimated revenue ranging from 0.05 times to 0.15 times, (iv) terminal value multiples of 2006 estimated unlevered net income ranging from 7.5 times to 12.5 times, and (v) discount rates ranging from 15% to 25%. This analysis implied eMachines equity values ranging from $137.9 million to $181.9 million.

   Premiums Paid Analysis. Credit Suisse First Boston calculated the premium that the Offer Price of $1.06 represented to the closing price of eMachines Common Stock on several dates prior to November 16, 2001. The following table summarizes the results of this analysis:

                                       Premium of the Offer
                                          Price over the
                   Date                eMachines Share Price
                   ----                ---------------------
                   November 16, 2001..         107.8%
                   November 9, 2001(1)         146.5%
                   30 days prior(2)...         404.8%
                   60 days prior(2)...         285.8%
                   90 days prior(2)...         430.0%

--------
(1) Date of the initial public announcement of the interest of EM Holdings in acquiring eMachines.
(2) Based on reference date of November 16, 2001.

   Credit Suisse First Boston also reviewed the premiums paid in 643 cash and stock transactions since January 1, 2001 valued at more than $10 million. The following table summarizes the premiums paid in such deals to the target company's stock price one day prior to announcement of the transaction:

Premium................. (less than)20% 0%-30% 30%-60% 60%-90% 90%-120% (greater than)120%
Percentage of Deals.....     11.5%      44.5%   29.5%   8.2%     2.5%          3.7%
Cumulative Percentage of
  Deals within or below
  Range.................     11.5%      56.0%   85.5%   93.7%   96.2%         100.0%

   Credit Suisse First Boston noted that the average premium in these transactions to the target's closing price one day prior to announcement of the transaction was 30.1%.

   Liquidation Analysis. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that net proceeds of $81.7 million to $125.7 million could be distributed to eMachines stockholders if eMachines was liquidated.

   Cash Distribution Alternative. Using estimates provided by eMachines' management, Credit Suisse First Boston calculated that $88.4 million to $135.4 million could be available for distribution to eMachines stockholders in a cash dividend. Credit Suisse First Boston presented an illustrative range of total value to eMachines stockholders of $111.7 million to $221.6 million based on the above amount or assumed available cash and an illustrative value range for the remaining equity stake of $23.3 million to $86.2 million based on certain eMachines trading statistics.

   Other Analyses. In the course of preparing its opinion, Credit Suisse First Boston also reviewed and considered other estimates provided by management, other information, and other analyses, including, among other things:

   . Credit Suisse First Boston compared certain publicly available financial information of eMachines with that of other companies, including seven personal computer hardware companies, five distributors and value-added resellers and 28 companies with negative aggregate values. No company utilized as a comparison in this comparable company analysis is identical to eMachines and, in addition, Credit Suisse First Boston noted that such companies had financial, product offering, liquidity and stockholder profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $60.0 million to $325.0 million.

   . Credit Suisse First Boston reviewed 15 precedent transactions in the hardware industry and ten precedent transactions involving distributors or value-added resellers and calculated various multiples of the consideration paid in such transactions to financial statistics of the companies acquired in such transactions based on publicly available information. No transaction utilized as a comparison in this precedent transaction analysis is identical to the proposed Offer and Merger and, in addition, Credit Suisse First Boston noted that such transactions were completed in business and capital market environments that are significantly different to current business and capital market environments and that companies involved in such transactions had financial, product offering, liquidity and stockholder profiles that were significantly different from eMachines. This analysis implied eMachines equity values ranging from $240.0 million to $360.0 million.

   In evaluating the transaction, Credit Suisse First Boston made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eMachines, such as the effect of competition on the business of eMachines and the personal computer industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of eMachines or the personal computer industry or in the financial markets in general. Mathematical analysis, such as determining the average or the median, is not in itself a meaningful method of using comparable transaction data.

   Credit Suisse First Boston's opinion and presentation to the Board was one of many factors taken into consideration by the Board in making its determination to recommend the transaction agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Board or the eMachines' management with respect to the value of eMachines or whether the Board would have been willing to agree to a different offer price.

   The Board retained Credit Suisse First Boston to act as its exclusive financial advisor in connection with the transaction. Credit Suisse First Boston was selected by the Board based on Credit Suisse First Boston's qualifications, expertise and reputation. Credit Suisse First Boston is an internationally recognized investment banking and advisory firm. Credit Suisse First Boston, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the past, Credit Suisse First Boston has provided investment banking and financial services to eMachines for which it received compensation. In the ordinary course of its business, Credit Suisse First Boston and its affiliates may actively trade the securities of eMachines for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Pursuant to an engagement letter dated November 1, 2001, eMachines engaged Credit Suisse First Boston to provide financial advisory services to the Board in connection with the transaction, including, among other things, rendering its opinion and making the presentation referred to above. Pursuant to the terms of the engagement letter, eMachines has agreed to pay Credit Suisse First Boston a transaction fee equal to the greater of (i) 2.00% of the aggregate value of the transaction and (ii) $2,500,000. Credit Suisse First Boston will also receive a fee of $500,000 for rendering its opinion, which will be credited against any transaction fee paid to Credit Suisse First Boston. In addition, eMachines has agreed to reimburse Credit Suisse First Boston for its out-of-pocket expenses, including attorney's fees, incurred in connection with its engagement and to indemnify Credit Suisse First Boston and certain related persons against certain liabilities and expenses arising out of or in conjunction with its rendering of services under its engagement, including liabilities arising under the federal securities laws.

  Intent to Tender

   To the best knowledge of eMachines and after reasonable inquiry, all of eMachines' directors (other than Mr. Hui), executive officers and affiliates currently plan to tender pursuant to the Offer all Shares held of record or beneficially owned by each of them (other than those individuals, if any, for whom tender of Shares could cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended), subject to and consistent with any fiduciary obligations of such persons.

   Mr. Hui, a director of eMachines and the sole shareholder of EM Holdings and beneficial owner of all of Purchaser's capital stock, will not tender his Shares in the Offer.

   idealab!, which beneficially owns approximately 8.6% of the outstanding Shares as of November 26, 2001, has entered into the Stock Purchase Agreement pursuant to which idealab! agrees that it will not tender it Shares in the Offer, but will sell its shares to Mr. Hui effective immediately after the acceptance of the Shares tendered in the offer.

   eMachines and its subsidiaries will not tender any Shares held by them in the Offer. Pursuant to the Merger Agreement, any Shares held by eMachines or its subsidiaries will be cancelled at the effective time of the Merger.

5. Person/Assets, Retained, Employed, Compensated or Used.

   The Board retained Credit Suisse First Boston pursuant to the Engagement Letter, dated November 1, 2001. The terms of the Engagement Letter are summarized in the section of Item 4 above and are incorporated herein by reference.

   Neither eMachines nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

6. Interest in Securities of the Subject Company.

   No transactions in the Shares have been effected during the past 60 days by eMachines or, to the best of eMachines' knowledge, by any executive officer, director, affiliate or subsidiary of eMachines.

   According to a statement on Schedule 13G filed by Deutsche Bank AG, on September 19, 2001, beneficial ownership of the 27,819,538 shares of eMachines held by Korea Data Systems America, Inc. ("KDSA"), a wholly-owned subsidiary of Korea Data Systems Co., Ltd., which constitutes 19.1% of the total outstanding eMachines Common Stock, was transferred to Deutsche Bank Trustees (Hong Kong) Limited ("DBT") after KDSA defaulted under a Trust Deed dated September 25, 2000 between KDSA and DBT. DBT now holds those Shares as trustee for certain noteholders under the Trust Deed and the noteholders have the right to receive the proceeds from the disposition of such Shares.

7. Purpose of the Transaction and Plans or Proposals.

   (1) (i) Except as set forth in this Schedule 14D-9, eMachines is not currently undertaking or engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of eMachines' securities by eMachines, any subsidiary of eMachines or any other person; (ii)
(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving eMachines or any subsidiary of eMachines, (2) any purchase, sale or transfer of a material amount of assets by eMachines or any subsidiary of eMachines, or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of eMachines.

   (2) Except as indicated in set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph (1) of this Item 7.

8. Additional Information.

  State Takeover Laws

   eMachines is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the "business combination" is approved by the Board of Directors of such corporation prior to such time. Section 203 is inapplicable to corporations that do not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on the Nasdaq Stock Market or (iii) held of record by more than 2,000 stockholders. eMachines currently has fewer than 2,000 stockholders of record, and it is neither listed on a national securities exchange nor authorized for quotation on the Nasdaq Stock Market. In any case, the Board has approved the Offer and the Merger, which would render Section 203 inapplicable to the Offer and the Merger.

  Antitrust

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until notifications have been given and certain information has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of Shares in the Offer and the Merger.

   Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material 24 concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. EM Holdings expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger in December 2001, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the fifteenth calendar day after the date EM Holdings files the Premerger Notification and Report Form, unless earlier terminated by the FTC or the Antitrust Division or EM Holdings receives a request for additional information or documentary material prior to that time. If within the 15-calendar-day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from EM Holdings, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of our substantial compliance with that request, unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period could be extended only by court order or by agreement.

The FTC or the Antitrust Division may terminate the additional 10-calendar-day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time.

   The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's acquisition of Shares in the Offer and the Merger. At any time before or after Purchaser's purchase of Shares, the FTC or the Antitrust Division could take any action under the antitrust laws that either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of EM Holdings, eMachines or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

   Based upon an examination of publicly available information relating to the businesses in which eMachines is engaged, eMachines believes that the acquisition of Shares in the Offer and the Merger should not violate the applicable antitrust laws. Nevertheless, eMachines cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. EM Holdings and eMachines each conduct operations in a number of foreign jurisdictions where regulatory filings or approvals may be required or desirable in connection with the Offer.

   EM Holdings and eMachines are currently in the process of analyzing whether filings or approvals are in fact required or desirable in certain of these jurisdictions and, where necessary, the parties intend to make such filings. It is possible that one or more of any such filings may not be made, or one or more of such approvals, which are not as a matter of law or practice required to be obtained prior to consummation of the Merger, may not be obtained prior to consummation of the Merger.

  Certain Litigation

   On November 26, 2001, a suit was filed against eMachines in the Orange County Superior Court in California by Gary Dvorchak, on behalf of himself and all others similarly situated. eMachines has not yet been served in this action, but Purchaser and eMachines will file the complaint by amendment to the Schedule TO and 14D-9 when a copy becomes available to us.

  Information Statement and Exhibits

   The Information Statement attached hereto as Schedule I is being furnished to eMachines' stockholders in connection with the possible designation by EM Holdings, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of eMachines' stockholders, and the Information Statement is incorporated herein by reference.

   The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

9. Exhibits.

 (a)(1) Letter to the Stockholders of eMachines, Inc., dated November 27, 2001*

 (a)(2) Press Release by EM Holdings and eMachines, dated November 20, 2001(incorporated herein by reference to the Schedule 14D-9C filed by eMachines on November 20, 2001)

 (a)(3) Opinion of Credit Suisse First Boston Corporation to the Board of Directors of eMachines, dated
          November 19, 2001 (incorporated herein by reference to Schedule II attached to this Schedule
          14D-9)*

 (a)(4) Item 13 of the Schedule TO filed by eMachines, EM Holdings, Purchaser and Lap Shun Hui on
          November 27, 2001 (incorporated herein by reference to Item 13 of the Schedule TO filed by
          eMachines, EM Holdings, Purchaser and Lap Shun Hui on November 27, 2001
          (the "Schedule TO"))

 (a)(5) Such other positions of the Offer to Purchase dated November 27, 2001 as contain information required by Schedule 13E-3 (incorporated herein by reference to the Schedule TO)*

 (e)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 23, 2001, by and among EM Holdings and Purchaser and eMachines

 (e)(2) Buyer Option Agreement, dated as of November 19, 2001, between EM Holdings, Purchaser and
          eMachines

 (e)(3) Stock Purchase Agreement, dated as of October 30, 2001, between idealab! Holdings, L.L.C. and
          Lap Shun Hui

 (e)(4) Confidentiality Agreement among eMachines, EM Holdings and Lap Shun Hui, dated November 12,
          2001.

 (e)(5) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
          Rule 14f-1 thereunder (incorporated herein by reference to Schedule I attached to this
          Schedule 14D-9)*

 (e)(6) Employment Agreement dated February 23, 2001 with Wayne R. Inouye (incorporated herein by reference to Exhibit 99.4 to the current report on Form 8-K filed by eMachines with the SEC on
          March 8, 2001)

 (e)(7) Employment Agreement dated April 30, 2001 with Adam Andersen (incorporated herein by reference to Exhibit 99.15 to the current report on Form 8-K filed by eMachines with the SEC on
          April 27, 2001)

 (e)(8) Employment Agreement dated May 1, 2001 with Mike Zimmerman (incorporated herein by reference to Exhibit 99.2 to the current report on Form 8-K filed by eMachines with the SEC on
          May 8, 2001)

 (e)(9) Employment Agreement dated May 7, 2001 with Bob Davidson (incorporated herein by reference to
          Exhibit 99.3 to the current report on Form 8-K filed by eMachines on May 8, 2001)

(e)(10) Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.6 to the
          Form S-1 Registration Statement filed by eMachines on August 31, 1999)

(e)(11) Revised Proxy Statement on Schedule 14A filed by eMachines with the SEC on May 4, 2001.

--------
*  Included in copies mailed to stockholders of eMachines

                      WHERE YOU CAN FIND MORE INFORMATION

   eMachines files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room450   Midwest Regional
Fifth Street, N.W.Suite    Office500 West Madison
1024Washington, D.C. 20549 StreetSuite 1400Chicago,
                           Illinois 60661-2511

   You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

   The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like eMachines, who file electronically with the SEC. The address of that site is http://www.sec.gov.

   The SEC allows us to "incorporate by reference" information into this
Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated November 27, 2001

                                          EMACHINES, INC.

                                                    /s/ Wayne R. Inouye
                                          By: _________________________________
                                                 Title: President and Chief
                                                     Executive Officer

                                                                     SCHEDULE I
                                EMACHINES, INC.
                         14350 MYFORD ROAD, SUITE 100
                           IRVINE, CALIFORNIA 92606
                                (714) 481-2828

                               -----------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

   This Information Statement is being mailed on or about November 27, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of eMachines, Inc., a Delaware corporation ("eMachines" or the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by EM Holdings, Inc., a Delaware corporation ("EM Holdings"), to a majority of seats on the eMachines Board of Directors (the "Board").

   On November 19, 2001, eMachines entered into an Agreement and Plan of Merger, as amended and restated as of November 26, 2001, (the "Merger Agreement") with EM Holdings and Empire Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of EM Holdings (the "Purchaser"). The
Schedule 14D-9 relates to the offer by EM Holdings, through the Purchaser, as disclosed in a Tender Offer Statement on Schedule TO dated November 27, 2001 (as amended or supplemented from time to time, the "Schedule TO"), to purchase each outstanding share of common stock of eMachines (each a "Share") for $1.06, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 27, 2000 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which as amended or supplemented from time to time, together constitute the "Offer").

   The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver (where permissible) of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into eMachines (the "Merger"). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by EM Holdings, the Purchaser, or eMachines or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price. As a result of the Offer and the Merger, eMachines will become a wholly-owned subsidiary of EM Holdings. The Merger Agreement, a copy of which is filed as Exhibit (e)(1) to the Schedule 14D-9, is incorporated herein by reference.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. Information set forth herein relating to EM Holdings, the Purchaser or the EM Holdings Designees (as defined below) has been provided by EM Holdings. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   The Purchaser commenced the Offer on Tuesday, November 27, 2001. The Offer is currently scheduled to expire at 9:00 A.M., New York City time, on Thursday, December 27, 2001, unless the Purchaser extends it.

The EM Holdings Designees

   Effective upon the acceptance for purchase by the Purchaser of at least a majority of the Shares on a fully-diluted basis, EM Holdings will be entitled to designate the number of directors, rounded up to the next whole number, on eMachine's board of directors (the "EM Holdings Designees") that equals the product of (i) the total number of directors on eMachine's board of directors (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares owned by EM Holdings or the Purchaser (including Shares accepted for purchase) bears to the total number of Shares outstanding, and eMachines will take all action reasonably necessary to cause the EM Holdings Designees to be elected or appointed to the Board, including, without limitation, at the option of EM Holdings, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, provided that, prior to the effective time of the Merger (the "Effective Time"), the Board will always have at least two members who were directors of eMachines prior to consummation of the Offer and who were not affiliated with EM Holdings (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Continuing Directors will be entitled to designate a person to fill the vacancy.

   The directors of the Purchaser at the Effective Time will be the directors of eMachines following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified. EM Holdings has informed eMachines that it will choose the EM Holdings Designees to the Board from the directors and executive officers of EM Holdings and the Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to eMachine's stockholders together with the Schedule 14D-9.

   EM Holdings has informed eMachines that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director of eMachines, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

   It is expected that the EM Holdings Designees may assume office following the acceptance for purchase by the Purchaser of the specified minimum number of Shares pursuant to the Offer.

Information Concerning the Shares

   As of November 26, 2001, eMachines had 145,527,579 Shares issued and outstanding with the Shares being eMachines only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

Information Concerning eMachines

   eMachines, Inc. was incorporated in Delaware in September 1998 by its founding stockholders, Stephen A. Dukker, TriGem Corporation and Korea Data Systems America. In April 2000, TriGem Corporation, a U.S. subsidiary of TriGem Computer, Inc. merged with TriGem America Corporation, another U.S. subsidiary of TriGem Computer, with TriGem America being the surviving corporation. The discussion in this Information Statement of eMachines' relationships with TriGem Corporation and TriGem America reflects the merger.

                          STOCK OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth certain information, as of November 16, 2001, with respect to the beneficial ownership of the Company's Common Stock by (i) all persons known by eMachines to be the beneficial owners of more than 5% of the outstanding common stock of eMachines, (ii) each director and named executive officer of the Company and (iii) all executive officers and directors of the Company as a group. The address for those individuals for whom an address is not otherwise indicated is c/o eMachines, Inc., 14350 Myford Road, Suite 100, Irvine, California 92606:

                                                                                 Shares Owned
                                                                             --------------------
                                                                             Number of  Percentage
                                                                             Shares (1)  of Class
                                                                             ---------- ----------
Five-Percent Stockholders, Directors and Executive Officers
TriGem Computer, Inc. and TriGem America Corporation (2) (3)................ 28,920,000    19.9%
Deutsche Bank AG (2) (4).................................................... 27,819,538    19.1
Korea Data Systems America, Inc. (2) (5).................................... 28,819,538    19.8
Bill Gross, Bill Gross' idealab! and idealab! Holdings, L.L.C. (2) (6)......  9,472,514     6.5
AOL Time Warner Inc. and America Online, Inc. (2) (7).......................  8,943,190     6.1
Wayne R. Inouye, Director, President and Chief Executive Officer............         --       *
Hong Soon Lee, Director.....................................................  2,400,000     1.6
Jung Koh, Director..........................................................  2,400,000     1.6
Lap Shun Hui, Director......................................................  1,600,000     1.1
Nathan Morton, Director (8).................................................      8,000       *
Michael Hong, Director (9)..................................................     15,000       *
Yasuhiro Tsubota, Director..................................................         --       *
Brian Firestone, Executive Vice President, Strategy and Business Development         --       *
Adam Andersen, Senior Vice President and Chief Operating Officer............         --       *
Mike Zimmerman, Senior Vice President, Customer Care........................         --       *
Bob Davidson, Senior Vice President, Product Marketing......................         --       *
All executive officers and directors as a group (11 persons) (10)...........  6,423,000     4.4%

--------
*  Less than 1% of the outstanding shares of common stock
(1) Unless otherwise indicated, the named beneficial owner has sole voting and investment power with respect to the shares, subject to community property laws where applicable.
(2) Based upon information received from Schedule 13D and 13G filings under the Securities Exchange Act of 1934.
(3) Includes 28,920,000 shares held by TriGem America Corporation, a wholly-owned subsidiary of TriGem Computer, Inc., over which the two companies share voting and investment power. TriGem Computer, Inc.'s address is 45-2 Yoido-dong, Youngdeungpo-ku, Seoul, Korea, and TriGem America Corporations address is 80 ICON, Lake Forest, California 92610.
(4) According to a statement on Schedule 13G filed by Deutsche Bank AG, on September 19, 2001,joint beneficial ownership rights the 27,819,538 shares of eMachines held by Korea Data Systems America, Inc. ("KDSA") was acquired by Deutsche Bank Trustees (Hong Kong) Limited ("DBT") after KDSA defaulted under a Trust Deed dated September 25, 2000 between KDSA and DBT. DBT, as pledgee, beneficially holds those Shares as trustee for certain noteholders under the Trust Deed and the noteholders have the right to receive any dividends on and the proceeds from the disposition of such Shares.
(5) Joint beneficial ownership rights to 27,819,538 shares of eMachines stock held by KDSA was acquired by DBT after KDSA defaulted under a Trust Deed dated September 25, 2000. See note 4 above. The address of KDSA is 7372 Doig Drive, Garden Grove, Calif. 92841.

(6) Includes 9,472,514 Shares held by idealab! Holdings L.L.C. Mr. Gross is the chairman of the board of directors and the chief executive officer of Bill Gross' idealab!, a California corporation, and is the managing member of idealab! Holdings, L.L.C. As such, Mr. Gross exercises voting and investment power over shares beneficially held by those entities, and Mr. Gross may be deemed to indirectly beneficially own such shares. Bill Gross' idealab! may be deemed to indirectly beneficially own the shares held by idealab! Holdings, L.L.C., which is a wholly-owned subsidiary of Bill Gross' idealab!. Mr. Gross and Bill Gross' idealab! Holdings L.L.C., each disclaim beneficial ownership of such shares of common stock to the extent it exceeds its pecuniary interest. The address of each of Bill Gross, Bill Gross' idealab! and idealab! Holdings, L.L.C. is 130 W. Union Street, Pasadena, California 91103.
(7) Includes 7,832,079 shares held by America Online, Inc. and 1,111,111 shares issuable upon exercise of outstanding warrants held by America Online, Inc. exercisable within 60 days of November 16, 2001. America Online, Inc., is a wholly-owned subsidiary of AOL Time Warner Inc. America Online, Inc. and AOL Time Warner Inc. share voting and investment power over the shares, and their address is 75 Rockefeller Plaza, New York, New York 10019.
(8) Includes 8,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 16, 2001.
(9) Includes 5,000 shares owned by Mr. Hong's daughter and 5,000 shares owned by his son. Mr. Hong disclaims beneficial ownership of such shares to the extent it exceeds his pecuniary interest.
(10) Includes an aggregate of 6,415,000 Shares beneficially owned by our directors, and executive officers, and 8,000 shares issuable upon exercise of outstanding options exercisable within 60 days of November 16, 2001.

Certain Transactions

  Relationship with TriGem Computer, TriGem Corporation, TriGem America Corporation, Korea Data Systems Co. Ltd., Korea Data Systems America and Korea Data Systems (USA), Inc.

   TriGem Computer, Inc. ("TriGem Computer"), a Korean company, was the parent company of TriGem Corporation, a California corporation. TriGem Corporation was one of the Company's founding stockholders. In April 2000, TriGem Corporation merged with TriGem America Corporation, another U.S. subsidiary of TriGem Computer, with TriGem America Corporation being the surviving corporation. References to TriGem America Corporation with respect to events after April 2000 reflect this merger and references to TriGem America Corporation with respect to events before April 2000 do not reflect this merger. TriGem America Corporation beneficially owns approximately 19.9% of the Company's outstanding common stock. Mr. Lee, Chairman of the Company's board of directors and one of the Company's stockholders, is also the Vice Chairman, Chief Executive Officer and a member of the board of directors of TriGem Computer. Mr. Hong, a member of the Company's board of directors, was Chief Financial Officer for TriGem Computer from January 2000 to January 2001 and a Financial Senior Advisor for TriGem Computer from May 1999 to January 2000.

   Korea Data Systems Co. Ltd. ("KDS Ltd."), a Korean company, is the parent company of Korea Data Systems America, Inc. Korea Data Systems America was one of the Company's founding stockholders and beneficially owns approximately 19.1% of the Company's outstanding common stock. For more information, please see "STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT." Jung Koh, a member of the Company's board of directors and one of the Company's stockholders, also serves as Vice Chairman of KDS Ltd. Lap Shun Hui, a member of the Company's board of directors and one of the Company's stockholders, wholly owns Korea Data Systems (USA), Inc. ("KDS USA").

   Since January 1, 2000, the Company has been involved in a number of transactions with TriGem Computer, TriGem Corporation, TriGem America Corporation, KDS Ltd., Korea Data Systems America and KDS USA. These transactions are described below.

  Manufacture and Supply of PCs and Monitors

   During the year ended December 30, 2000, the Company purchased all of its PCs and most of its monitors from KDS USA, for an aggregate purchase price of $731.1 million. In January 2001, the Company began purchasing all of its PCs from TriGem America Corporation. All of the PCs that the Company has sold have been manufactured by TriGem Computer, except for the Company's eOne and eSlate PCs, which were manufactured by KDS Ltd., and for a limited number of eTower PCs, which were manufactured by KDS Ltd. for TriGem Computer. The Company no longer sells eOne or eSlate PCs. All of the monitors that the Company purchased from KDS USA through August 2000 were either manufactured by KDS Ltd., or supplied by KDS Ltd. through its relationship with Jean Company Ltd., an unrelated third party. Under verbal agreement, KDS Ltd. warrants its monitors for eighteen months including parts and labor. In August 2000, the Company began purchasing monitors from another unrelated supplier, but it continues to use KDS Ltd. as an alternate supplier. The Company has no obligation to order, take minimum delivery or purchase at pre-negotiated prices from KDS USA or KDS Ltd. Additionally, neither KDS USA nor KDS Ltd. is contractually obligated to supply the Company with PCs or monitors.

   On January 24, 2000, the Company entered into that certain Original Design Manufacturer Agreement with TriGem Computer. Under the agreement, TriGem Computer agreed to design, procure and assemble certain computer components, and to provide support for the assembled products. The Company pays TriGem Computer for its supply and services on a "cost plus" basis, which price is adjusted monthly based upon TriGem

Computer's then current costs. The agreement requires eMachines to issue requisitions and purchase orders to TriGem Computer each month. TriGem Computer is obligated to meet such purchase orders based on the projections the Company provides to TriGem Computer in an annual plan. TriGem Computer has provided several warranties to eMachines, including that all of its products will be free from defects in design, material and workmanship. The agreement provides eMachines with certain remedies in the event that products sold to it by TriGem Computer are defective. Commencing with the execution of the agreement on January 24, 2000, these remedies include reimbursing us for the costs of defective products. Under the agreement, TriGem Computer has agreed to indemnify eMachines with respect to patent infringement lawsuits filed in 1999 by Compaq Computer Corporation against TriGem Computer, TriGem America Corporation, KDS Ltd. and eMachines and by Packard Bell against, inter alia, TriGem Computer and eMachines. The agreement also provides that the eMachines may be reimbursed by TriGem Computer for all reasonable costs related to defective products that might arise with respect to products sold to eMachines prior to January 24, 2000, which amounted to approximately $890,000 in 2000. The term of the agreement is for two years, and automatically renews for one-year periods, unless either party provides written notice of its intent to terminate 180 days prior to the expiration of the initial term or any subsequent term.

  Warranties and PC Repair Service

   Under the Company's Original Design Manufacturer Agreement with TriGem Computer, TriGem Computer agreed to provide warranty and refurbishment services to eMachines. TriGem Computer warranted that products that it produces shall be free from defects, and agreed to repair or replace and return, without cost to eMachines or consumers, all defective products returned by end-users within the warranty period, which lasts for fifteen months from the date a product is delivered. If the returned products from end-users are not defective, TriGem Computer will charge the Company a service fee for each returned product of $22.50 per unit plus shipping costs. If end-user returns are defective, the PC is repaired by TriGem Computer and returned to the end-user at no charge to eMachines. Under the refurbishment provisions of the agreement, the Company can return to TriGem Computer all products that eMachines' retailers return to us. If the returned products from retailers are defective, TriGem Computer will provide eMachines with a full credit and eMachines credits our retail customer for the defective returns. TriGem Computer will charge eMachines a fee of $130 per unit for each returned product from retailers if the cumulative rate of products returned with no defect exceeds a specified percentage. During the first quarter of 2000, the Company was assessed a $15 per unit service charge for the taking and repackaging of PC returns determined to be nondefective. During the year ended December 30, 2000, the Company accrued approximately $11.9 million for repair services for non-defective returns from TriGem Computer. On October 31, 2001, eMachines entered into Amendment No. Two to the Original Design Manufacture Agreement with TriGem Computer, Inc. Under the terms of the amendment, eMachines can return defective returns to TriGem Computer, Inc., subject to a deduction schedule. eMachines is responsible for nondefective returns and shall resell all refurbished defective computers, which are to be consigned from TriGem Computer, Inc. TriGem Computer, Inc. shall also provide replacement parts to eMachines for its customer support programs. In the event that more than a specified percentage of any product that TriGem Computer produces pursuant to the agreement is returned, eMachines may initiate a recall of that product or model after consultation with TriGem Computer. In the event of a recall, eMachines is entitled to a full credit from TriGem Computer for all recalled and returned products.

  Leases

   The Company leases approximately 147,000 square feet of office and warehouse space located at 14350 Myford Road, Irvine, California from the Irvine Company under a written lease entered into on November 30, 1998. The Company's monthly rent is approximately $84,000 subject to annual increases that will increase the Company's rent in the fifth year of the lease to approximately $97,000. The lease terminates in 2004, subject to the Company's right to extend the term. The Company's performance under the lease is guaranteed by Korea Data Systems America. Under a verbal agreement, the Company subleased approximately 48,000 square feet of this space to TriGem America Corporation for nine months during the year ended December 30, 2000, and

TriGem America Corporation paid an aggregate of $312,000 in rent. The Company no longer subleases this space.

  Subordinated Notes

   In connection with the Company's initial capitalization on December 18, 1998, eMachines issued a subordinated note payable to TriGem Corporation in the amount of $270,000 and a subordinated note payable to Korea Data Systems America in the amount of $290,000, each bearing interest at 5.79% per year. In the fourth quarter of 2000, the Company repaid the note payable to TriGem Corporation. Interest on the remaining note payable to Korea Data Systems America is due each May 31 and November 30. Principal and any unpaid interest on the note are due on June 7, 2004. The note may be prepaid without penalty at the Company's option.

  Relationship with America Online, Inc.

   In June 1999, the Company entered into a Marketing Agreement with America Online, as subsequently amended, under which America Online will provide rebates to the Company's PC buyers to significantly reduce the net effective price of eMachines' PCs. To obtain a rebate, the Company's PC buyers had to enter into an agreement with America Online to subscribe to its CompuServe Internet Access service over a predetermined period of time at a stated monthly fee. In some instances, the Company's PC buyers may have received America Online for free for a specified period of time without any rebate. In exchange for the Company's distribution and promotion of America Online's software and services, eMachines shared in the payments made by subscribers to America Online for Internet access. Payments to the Company took the form of bounty or royalty payments. The agreement was set to terminate in 2004 and could have been renewed by the parties for an additional five-year term. America Online beneficially owns approximately 6.1% of the Company's outstanding common stock. During the year ended December 30, 2000, the Company earned approximately $2.7 million under the marketing agreement.

   In April 2001, the Company entered into a Marketing Agreement with several European affiliates of America Online, and CompuServe Interactive Services, Ltd., which was effective as of October 1, 2000. Under the agreement the Company agreed to distribute and promote America Online's software and services on all of its PCs sold in the United Kingdom, France, Germany, the Netherlands, Spain and Italy. Some of the Company's PC buyers will receive America Online for a fee for a specified period of time without any rebate. America Online agreed to pay the Company a one-time fee for each paid subscriber to America Online services, CompuServe services, and Netscape services acquired through our distribution of America Online and its affiliates' software. The actual fee paid varied depending on the service the subscriber chose. The agreement was set to terminate in 2004 and could have been renewed by the parties for an additional five-year term. By December 30, 2000, the Company had not yet earned any fees under the marketing agreement.

   In September 2001, eMachines terminated the Marketing Agreement, dated as of June 17, 1999, and as subsequently amended, between eMachines and America Online, Inc. eMachines believes that termination of the June 17, 1999 Marketing Agreement also serves to terminate the Marketing Agreement dated as of April 2001 between eMachines and AOL (UK) Ltd., AOL Bertelsmann Online GmbH & Co. K.G., AOL Bertelsmann Online France SNC and Compuserve Interactive Services Ltd.

  Relationship with Bill Gross' idealab! and its affiliated entities

   During the year ended December 30, 2000, the Company leased its Pasadena facility from idealab!, Inc., an affiliate owned by Bill Gross, a former member of the Company's board of directors and a stockholder, and the Company paid idealab!, Inc., $464,000 in total rent for 2000. The Company terminated the lease in the first quarter of 2001. Mr. Gross and his affiliated entities beneficially own 8.6% of the Company's outstanding common stock. The Company earned approximately $650,000 of its Internet revenues in 2000 from entities owned or affiliated with idealab!, Inc.

  Transactions with Management

  Employment Agreements

   On February 23, 2001, the Company entered into an employment agreement with Wayne R. Inouye, the Company's President and Chief Executive Officer, and a member of the Board. Mr. Inouye's employment began on March 5, 2001 and will continue unless otherwise terminated until March 4, 2003. Mr. Inouye's annual base salary is $480,000. If the Company terminates Mr. Inouye without cause, it must pay him his base salary through the end of the term of the agreement. The Company granted Mr. Inouye a signing bonus of $2,357,850, of which $738,225 must be repaid on a pro rata basis if Mr. Inouye terminates his employment or if the Company terminates Mr. Inouye for cause prior to April 24, 2002. The Company also granted to Mr. Inouye a stock option to purchase 4,000,000 shares of the Company's common stock at an exercise price of $0.3125 per share. The option shall vest as to 50% of the shares on March 5, 2002, and as to the remaining shares on March 5, 2003. In addition, the Company placed $1,000,000 in escrow for the benefit of Mr. Inouye, to be payable on or before March 5, 2003 subject to diminution upon the occurrence of various employment, stock performance and change in control conditions. The agreement also provides for a one-year advisory term following Mr. Inouye's service as President and Chief Executive Officer. The base annual salary for the advisory term will be $120,000. The Company granted to Mr. Inouye a stock option to purchase an additional 1,000,000 shares of the Company's common stock at an exercise price of $0.3125 per share for his services as an advisor, which will fully vest on March 5, 2004. The Company also agreed to pay Mr. Inouye's reasonable moving expenses for his relocation to Orange County California, and for one subsequent relocation, and reasonable travel and living expenses for approximately six months while his family relocates to Orange County, California.

   On December 18, 2000, the Company entered into an employment agreement with John A. Muskovich, the Company's then Executive Vice President and Chief Financial Officer. Mr. Muskovich's employment agreement provided that his employment would begin on December 18, 2000 and would continue unless otherwise terminated until December 17, 2003. Mr. Muskovich's annual base salary was $350,000. Mr. Muskovich was eligible to receive an annual bonus of up to 50% of his base salary, subject to satisfaction of performance objectives. $50,000 of this bonus is guaranteed during Mr. Muskovich's first year of employment with the Company. If the Company terminated Mr. Muskovich without cause, it must pay him his base salary through the end of the term of the agreement and the pro rata portion of his annual bonus. The Company also granted to Mr. Muskovich a stock option to purchase 500,000 shares of the Company's common stock at an exercise price of $0.5938 per share. The option shall vest as to 25% of the shares one year after the date of grant, and as to 1/48th of the shares at the end of each calendar month thereafter. In addition, the Company made a $300,000 interest free relocation loan to Mr. Muskovich, to be forgiven upon the successful completion of his term of service. The Company has separately agreed to reimburse Mr. Muskovich for his reasonable housing expenses in California while his family resides in Ohio, up to $1,200 per month, and for his reasonable travel expenses to and from Ohio. Mr. Muskovich entered into a settlement agreement and release in July 2001, which is described below.

   In April 2001, the Company entered into an employment agreement with Brian Firestone, the Company's Executive Vice President, Strategy and Business Development. Mr. Firestone's employment will continue, unless otherwise terminated, until March 31, 2003. Mr. Firestone's annual base salary is $400,000. In addition, the Company placed $1,000,000 in escrow for the benefit of Mr. Firestone, to be payable on or before March 31, 2003, subject to diminution upon the occurrence of various employment and stock performance conditions. If the Company terminates Mr. Firestone's employment without cause prior to March 31, 2003, or if Mr. Firestone terminates his employment for good reason, he will receive a pro-rated portion of the bonus, as well as the lesser of his annual base salary and the aggregate salary payments that he otherwise would have been entitled to receive through the term of the agreement. The Company also granted to Mr. Firestone a stock option to purchase 2,000,000 shares of the Company's common stock at an exercise price of $0.23 per share. The option shall vest as to 50% of the shares on April 1, 2002, and as to the remaining shares on April 1, 2003. If the Company appoints Mr. Firestone as its Chief Executive Officer on or before March 31, 2003, the Company will pay him a $1,000,000 bonus. Mr. Firestone is obligated to repay a pro-rated portion of the bonus if within two years of his appointment as Chief Executive Officer he terminates his employment for any reason or if the Company terminates his employment for cause, death or disability.

   In April 2001, the Company entered into an employment agreement with Adam Andersen, the Company's Senior Vice President and Chief Operating Officer. Mr. Andersen's employment is "at-will," and may be terminated by the Company at any time. Mr. Andersen's annual base salary is $240,000. Mr. Andersen will receive a $60,000 bonus payable after one year, subject to Mr. Andersen's continued employment with the Company. For each year after that, Mr. Andersen will be eligible to receive an annual bonus under the terms of the Company's bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with the Company Mr. Andersen will be eligible to receive a bonus of not less than $60,000. Each bonus, except for the first year bonus, paid under the bonus program for Senior Vice Presidents shall be based on Mr. Andersen's achievement of performance objectives set forth in that program. Subject to approval by the Company's board of directors, the Company has agreed to grant to Mr. Andersen a stock option to purchase 250,000 shares of the Company's common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on April 30, 2002, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Andersen terminates his employment with the Company for good reason or if the Company terminates his employment other than for cause or total disability or as a result of Mr. Andersen's death, at any time within 12 months of a change of control, then any stock options the Company grants to Mr. Andersen will become fully vested and exercisable as of the date of the termination. If the Company terminates Mr. Andersen's employment other than for cause, total disability or death, then Mr. Andersen shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the 1 year anniversary of his employment, a pro rata portion of the first year bonus. In addition, the Company has agreed to make a $300,000 interest free loan to Mr. Andersen, to be used for the purchase of a home. The loan will be due and payable on the earlier of sixty days after Mr. Andersen's termination, or April 30, 2004.

   On May 1, 2001, the Company entered into an employment agreement with Michael Zimmerman, the Company's Senior Vice President, Customer Care. Mr. Zimmerman's employment is "at-will," and may be terminated by the Company at any time. Mr. Zimmerman's annual base salary is $225,000. Mr. Zimmerman also received a signing bonus of $75,000, which was payable 30 days after commencement of his employment. For each year of employment, Mr. Zimmerman will be eligible to receive an annual bonus under the terms of the Company's bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with the Company Mr. Zimmerman will be eligible to receive a bonus of not less than $75,000. Each bonus paid under the bonus program for Senior Vice Presidents shall be based on Mr. Zimmerman's achievement of performance objectives set forth in that program. Subject to approval by the Company's board of directors, the Company has agreed to grant to Mr. Zimmerman a stock option to purchase 250,000 shares of the Company's common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on May 14, 2002, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Zimmerman terminates his employment with the Company for good reason or if the Company terminates his employment other than for cause or total disability or as a result of Mr. Zimmerman's death, at any time within 12 months of a change of control, then any stock options the Company grants to Mr. Zimmerman will become fully vested and exercisable as of the date of the termination. If the Company terminates Mr. Zimmerman's employment other than for cause, total disability or death, then Mr. Zimmerman shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the one-year anniversary of his employment, a pro rata portion of the first year bonus.

   On May 7, 2001, the Company entered into an employment agreement with Robert Davidson, the Company's Senior Vice President, Product Marketing. Mr. Davidson's employment is "at-will," and may be terminated by the Company at any time. Mr. Davidson's annual base salary is $225,000. Mr. Davidson also received a signing bonus of $107,620, which was payable 30 days after commencement of his employment. Mr. Davidson will receive a $75,000 bonus payable after one year, subject to Mr. Davidson's continued employment with the Company. For each year after that, Mr. Davidson will be eligible to receive an annual bonus under the terms of the Company's bonus program for Senior Vice Presidents then in effect, provided that during his second year of employment with the Company Mr. Davidson will be eligible to receive a bonus of not less than $75,000. Each bonus paid under the bonus program for Senior Vice Presidents shall be based on Mr. Davidson's achievement of performance objectives set forth in that program. Subject to approval by the Company's board of directors, the Company has agreed to grant to Mr. Davidson a stock option to purchase 250,000 shares of the Company's common stock at an exercise price equal to the per share fair market value of its common stock on the day of the grant. The option will vest as to 25% of the shares on the first anniversary of his employment commencement date, and as to 1/48th of the shares at the end of each subsequent calendar month. If Mr. Davidson terminates his employment with the Company for good reason or if the Company terminates his employment other than for cause or total disability or as a result of Mr. Davidson's death, at any time within 12 months of a change of control, then any stock options the Company grants to Mr. Davidson will become fully vested and exercisable as of the date of the termination. If the Company terminates Mr. Davidson's employment other than for cause, total disability or death, then Mr. Davidson shall be entitled to severance equal to six months of base salary and if such termination occurs prior to the one-year anniversary of his employment, a pro rata portion of the first year bonus. The Company also agreed to pay reasonable costs incurred by Mr. Davidson in completing construction of his house, not to exceed $20,000, as well as reasonable housing reimbursement costs incurred as a result of the sale of Mr. Davidson's house.

   On February 25, 2001, the Company entered into a confidential settlement agreement and mutual release with Stephen Dukker, the Company's then President and Chief Executive Officer and then member of the Board. The Company's payments to Mr. Dukker are in lieu of all compensation that he was entitled to under his employment agreement with eMachines. The settlement agreement provided for the cancellation of Mr. Dukker's outstanding stock options. Under the settlement agreement, in March 2001, the Company paid Mr. Dukker $800,000 plus $239,216, an amount equal to the net present value of Mr. Dukker's salary through September 18, 2001, plus $62,800 for accrued paid time off. Mr. Dukker was entitled to receive an additional payment of $400,000 before May 25, 2001, and another $400,000 payment before October 18, 2001. The agreement further provides for the forgiveness of a $200,000 loan to Mr. Dukker plus all accrued but unpaid interest. In addition, the agreement requires that the Company register for resale with the Securities and Exchange Commission on Form S-3 the 8,000,000 shares of eMachines' common stock that Mr. Dukker owns. In addition to the Company's payments to Mr. Dukker under the settlement agreement, from January 1, 2001 through the date of Mr. Dukker's resignation on March 4, 2001, the Company paid Mr. Dukker approximately $69,231 in compensation.

   On April 10, 2001 the Company entered into a severance agreement and mutual release, as amended in May 2001, with John Dickinson under which he agreed to resign his employment effective July 1, 2001. From May 7, 2001 through July 1, 2001, Mr. Dickinson was on paid leave status with the Company. The Company agreed to continue to pay Mr. Dickinson his annual base salary of $275,000 through July 1, 2001. Upon the signing of the agreement, the Company loaned Mr. Dickinson approximately $362,645 interest free. Within 8 days after Mr. Dickinson's resignation, the Company agreed to pay him approximately $561,804, which was first be applied to repayment of the loan. The Company agreed to pay him an additional $50,000 within this time frame, subject to his successful restructuring of the Company's Internet business unit. These additional payments were conditioned upon Mr. Dickinson signing a general release and not revoking it. The severance agreement terminates Mr. Dickinson's employment agreement with the Company, under which it had been paying him an annual base salary of $275,000.

   On July 17, 2001, the Company entered into a settlement agreement and release with John A. Muskovich, the Company's then Executive Vice President and Chief Financial Officer. Mr. Muskovich's resignation was effective as of July 20, 2001. Under the terms of the agreement, the Company agreed to pay Mr. Muskovich within eight days of his resignation, at his option, either (1) a lump sum payment equivalent to his annual base salary of $350,000 through December 18, 2003, discounted at 5% per year, or $824,740.74 or (2) payment of his base salary through December 18, 2003 in accordance with normal payroll practices. The Company also agreed to pay Mr. Muskovich $50,000. These additional payments were conditioned upon Mr. Muskovich signing a general release and not revoking it. The severance agreement terminates Mr. Muskovich's employment agreement with the Company, under which it had been paying him an annual base salary of $350,000.

   The Company has entered into indemnification agreements with Messrs. Hui, Koh, Lee, Morton, Newby, Dukker, Miller, Tsubota, Zimmerman, Davidson, Firestone, Inouye and Andersen. The indemnification agreements contain provisions that require the Company to, among other things, indemnify these individuals against liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover them under any of our liability insurance policies applicable to the Company's directors and officers.

  Indebtedness of Management

   In April 2001, the Company loaned Mr. Dickinson, its then Senior Vice President and General Manager, Internet Division, approximately $362,645 interest free under his severance agreement. The loan was due by July 9, 2001 and was paid back.

   In April 2001, the Company agreed to make a $300,000 interest free loan to Mr. Andersen, eMachines' Senior Vice President and Chief Operating Officer. The loan is to be used for the purchase of Mr. Andersen's primary residence and is due and payable on the earliest of sixty days after Mr. Andersen's termination or April 30, 2004.

   In February 2001, the Company made a $300,000 interest free loan, which is still outstanding, to John A. Muskovich, the Company's then Executive Vice President and Chief Financial Officer, which may be forgiven upon the successful completion of his employment agreement on December 17, 2003. The loan was made to assist Mr. Muskovich in relocating to Southern California. Per Mr. Muskovich's severance agreement, the loan was paid back in July 2001.

   In June 2001, the Company agreed to make a $350,000 loan to Mr. Firestone, eMachines' Executive Vice President, Strategy and Business Development and his wife. The loan is due and payable on the earliest of Mr. Firestone's termination or June 15, 2003. Interest on the loan was set at 4.15% per annum.

   In June 1999, as part of the Company's initial capitalization, Messrs. Lee, Koh, and Dukker and Mr. Chul Chung, a former director who resigned in January 2000, paid for their shares with full recourse promissory notes. Messrs. Lee and Koh are members of the Company's board of directors, Mr. Chung was then one of the Company's directors and Mr. Dukker was then the Company's President and Chief Executive Officer and a member of eMachines' board of directors. Each of Messrs. Lee, Chung and Koh's notes were for $60,000, and Mr. Dukker's note was for $200,000. All of the notes bore interest at an annual rate of 5.79%. Principal and any unpaid interest were to be due on June 7, 2004. TriGem America Corporation repaid the aggregate principal and interest on Mr. Lee's note and Mr. Chung's note, each in the amount of $66,476 on October 12, 2000. KDS USA repaid the aggregate principal and interest on Mr. Koh's note in the amount of $66,557 on October 20, 2000. As part of Mr. Dukker's settlement agreement, the Company has agreed to forgive the principal and accrued interest on Mr. Dukker's note, which aggregate amount did not exceed approximately $235,000.

Directors and Executive Officers of EMachines, Inc.

   The following table lists the names, ages and positions held with the Company of all directors and executive officers of the Company as of November 16, 2001. Executive officers serve at the discretion of the Board. All directors hold office until the next annual or special meeting of stockholders or until their successors have been elected and qualified. There are no family relationships between any director or executive officer and any other director or executive officer of the Company.

Name                  Age Position
----                  --- --------
Wayne R. Inouye...... 48  Director, President and Chief Executive Officer
Hong Soon Lee........ 40  Chairman of the Board of Directors
Michael B. Hong...... 39  Director
Nathan Morton (1) (2) 52  Director
Lap Shun Hui (1) (2). 45  Director
Jung Koh............. 47  Director
Yasuhiro Tsubota (2). 63  Director
Brian Firestone...... 49  Executive Vice President, Strategy and Business Development
Adam Andersen........ 41  Senior Vice President and Chief Operating Officer
Michael Zimmerman.... 42  Senior Vice President, Customer Care
Robert Davidson...... 47  Senior Vice President, Product Marketing

--------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

   Wayne R. Inouye has served as the Company's President, Chief Executive Officer and as a member of the Board since March 2001. Prior to joining eMachines, from September 1995 to February 2001, Mr. Inouye was Senior Vice President, Merchandising for Best Buy, Inc., a consumer electronics retailer.

   Hong Soon Lee has served as the Chairman of the Board since September 1998. Mr. Lee has also served as the Vice Chairman and Chief Executive Officer of TriGem Computer, Inc. since January 2000. From June 1994 to January 2000, he served as a Director and in various other positions at TriGem. Mr. Lee is also a Director of Korea Thrunet Co., Ltd.

   Michael B. Hong has served as a member of the Board since 2000. He has been the President of Red Herring, Inc., a financial and strategic advisory firm since February 2001. From January 2000 to January 2001, Mr. Hong was the Executive Vice President and Chief Financial Officer at TriGem Computer, Inc. Prior to that, from May 1999 to January 2000, he was a Financial Senior Advisor at TriGem. From January 1995 to May 1999, Mr. Hong served as Vice President of Business Development for North Asia and Country Manager (Korea) for General Electric Capital.

   Nathan Morton has served as a member of the Board since 1999. He has served as a Senior Partner of Channel Marketing, a business strategy and marketing consulting firm since 1996. From July 1997 to September 1998, Mr. Morton was Co-Chairman and Chief Executive Officer at Computer City, a computer products retailer. Since 1998, he has served as Chief Executive Officer and a Director at Buildnet, Inc., a provider of e-business, technology and Internet-related products. Mr. Morton has served as Chairman of the Board of Directors of Handtech.com, a retailer of computer and Internet-related products since November 1998. He has also served as a Director at Electrosource, Inc., a battery manufacturer, since 1990, and Consolidated Stores Corp., an operator of closeout stores, since 1996.

   Lap Shun Hui has served as a member of the Board since 1998. Mr. Hui has also served as President and a Director of Korea Data Systems (USA), Inc., a wholesaler of computer monitors, since 1995.

   Jung Koh has served as a member of the Board since 1998. Mr. Koh has also served as Vice Chairman and a Director of Korea Data Systems, Co., a manufacturer of computer and other data communications products since May 1983.

   Yasuhiro Tsubota has served as a member of the Board since March 2001. Since August 2000, Mr. Tsubota has also served as a Business Advisor for Seiko Instruments America Inc., a diversified manufacturer of electronic components, computer peripherals and factory automation systems. From April 1992 to July 2000, he served as President and Chief Executive Officer of Canon Computer Systems, an importer and distributor of PCs and related products.

   Brian Firestone has served as the Company's Executive Vice President, Strategy and Business Development, since April 2001. Prior to that, from March 1995 to February 2001, he served as Executive Vice President of Brightpoint, Inc., a wireless equipment provider. From January 1980 to April 2001, Mr. Firestone was President of Novidor & Firestone, Inc., a manufacturers' representative firm.

   Adam Andersen has served as the Company's Senior Vice President and Chief Operating Officer since April 2001. Prior to that, Mr. Andersen served Wireless Fulfillment Services LLC, a subsidiary of Brightpoint, Inc., as Consulting Chief Operating Officer from October 2000 to March 2001, and as Chief Operating Officer and Vice President, Brightpoint Subscriber Services from July 1997 to October 1998. He served AT&T Wireless, a provider of cellular telephone services, as Acting Director of Equipment Re-engineering from July 1997 to October 1998, and as Vice President of Legal Affairs and General Counsel from October 1990 to October 1998.

   Michael Zimmerman has served as the Company's Senior Vice President, Customer Care since May 2001. In the early part of the year, he served as Vice President, Corporate Support/Services for Best Buy Company, a consumer electronics retailer, from February to May 2000. Prior to that, from 1997 to 2000, he served as Director, Consumer Customer Service and Support for Compaq Computer Corporation. From 1989 to 1997, he served as, among other things, Director of Customer Service for Motorola/Transmission Product Division.

   Robert Davidson has served as the Company's Senior Vice President, Product Marketing since May 2001. Prior to that, Mr. Davidson served as Merchandise Manager of Computer Hardware at Best Buy Company, a consumer electronics retailer, from June 1994 to June 1999, and Vice President of Computer Hardware at Best Buy from June 1999 to May 2001.

                         BOARD MEETINGS AND COMMITTEES

   In fiscal 2000, the Board held eight regularly scheduled meetings and four special meetings. During the last fiscal year, with the exception of Mr. Koh and Bill Gross, a former director who resigned in January 2001, each director attended at least 75% of the total number of meetings of the Board and of all committees of which he was a member during fiscal 2000.

   The Board has two standing committees: an Audit Committee and a Compensation Committee. It does not have a standing nominating committee.

Audit Committee

   The audit committee recommends engagement of the independent auditors and is primarily responsible for reviewing and approving the scope of the audit and other services performed by the Company's independent auditors and for reviewing and evaluating the Company's accounting principles and systems of internal accounting controls. The audit committee meets with management and the Company's independent auditors, who have access to the audit committee without the presence of management representatives. During fiscal 2000, the audit committee was composed of Messrs. Hui and Morton, and C. Toms Newby III, a former director who resigned in January 2001, and met three times. The audit committee now consists of Messrs. Hui and Morton and Mr. Tsubota, who became a member in April 2001. The Board has adopted a written audit committee charter, a copy of which is attached as Appendix A.

Compensation Committee

   The compensation committee makes recommendations to the Board concerning the salaries and other compensation paid to the executive officers, the granting of employee stock options and other compensation-related issues. During fiscal 2000, the compensation committee was composed of Messrs. Hui, Morton, and Newby and met six times.

                 EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

   The following table provides certain summary information concerning compensation paid to or accrued for our Chief Executive Officer and each of our four other most highly compensated executive officers (our "named executive officers") for the fiscal years ended December 30, 2000 and December 31, 1999, and for the period from September 18, 1998 (inception) to December 31, 1998:

                          Summary Compensation Table


                                                    Annual                 Long-Term
                                                 Compensation         Compensation Awards
                                              ---------------     -----------------------
                                                                   Restricted  Securities      All Other
                                              Salary   Bonus         Stock     Underlying     Compensation
      Name and Principal Position        Year ($) (1) ($) (2)      Awards ($)  Options (#)        ($)
      ---------------------------        ---- ------- -------     ------------ -----------    ------------
Stephen A. Dukker (3) (4)............... 2000 388,462      --               --  2,000,000            --
Former President, Chief Executive        1999 286,385 699,647               --    227,897        44,030(5)
Officer and Director                     1998  96,923 126,000               --         --            --
Steven H. Miller (6).................... 2000 109,744  35,000               --     75,000            --
Former Vice President, Chief             1999 105,404  98,379               --    200,000            --
Financial Officer and Secretary
Donald S. La Vigne (7).................. 2000 129,621      --     8,267,600(8)    525,013(9)         --
Former Executive Vice President,
Strategy and Business Development
John Dickinson (10)..................... 2000 166,347  50,000(11)           --    450,000            --
Senior Vice President and General
Manager, Internet Business Unit
Jamie Weissenborn (12).................. 2000 153,936  30,000               --    336,210(13)        --
Former Vice President, Advertising Sales

--------
(1) Salary includes amounts deferred pursuant to our 401(k) savings plan.
(2) Bonuses for each year include amounts earned for such year, even if paid in subsequent years, and exclude bonuses paid during such year that were earned for a prior year.
(3) Resigned in March 2001.
(4) As part of our settlement with Mr. Dukker as to the amount of compensation to which he was entitled under his employment agreement with us, we paid Mr. Dukker $800,000 in March 2001 and agreed to pay him an additional $400,000 before May 25, 2001, and a further $400,000 before October 18, 2001. An unspecified portion of these payments are being made in lieu of any cash bonus to which Mr. Dukker may have been entitled for 2000.
(5) Represents reimbursed commuting costs.
(6) Began employment in June 1999 and resigned in June 2000.
(7) Began employment in January 2000 and resigned in July 2000.
(8) Represents the dollar value of an award of restricted stock that FreePC, Inc., granted to Mr. La Vigne and as to which the Company assumed FreePC's right of repurchase upon the Company's acquisition of FreePC on January 14, 2000. The dollar value is computed by multiplying 1,033,450, the number of shares of restricted stock, by $8.00, the fair market value of a share of the Company's common stock on the date of the acquisition. From January 14, 2000, through Mr. La Vigne's termination of employment in July 2000, the Company's right of repurchase lapsed as to 791,524 shares, and the Company repurchased the remaining 241,926 shares from Mr. La Vigne for $0.01 per share upon his termination. As a result of the FreePC acquisition, Mr. La Vigne also received for his restricted stock a warrant to purchase 339,224 shares of the Company's common stock at an exercise price of approximately $17.13 per share.

(9) Includes 275,013 shares of the Company's common stock issuable upon exercise of an option to purchase FreePC stock that the Company assumed in its acquisition of FreePC on January 14, 2000. The option also was exercisable for a warrant to purchase 117,863 shares of the Company's common stock at an exercise price of approximately $17.13 per share.
(10) On April 10, 2001 the Company entered into a severance agreement and mutual release with Mr. Dickinson under which he agreed to resign his employment effective July 1, 2001. See "Certain Transactions--Transactions with Management--Employment Agreements."
(11) Subject to repayment on a pro-rated basis if Mr. Dickinson voluntarily terminates his employment within one year of July 17, 2000.
(12) Began employment in January 2000 and resigned in January 2001.
(13) Includes 176,008 shares of the Company's common stock issuable upon exercise of an option to purchase FreePC stock that the Company assumed in its acquisition of FreePC on January 14, 2000. The option also was exercisable for a warrant to purchase 75,432 shares of the Company's common stock at an exercise price of approximately $17.13 per share.

   The Company does not have any defined benefit or actuarial plan under which benefits are determined primarily by final compensation or average final compensation and years of service.

Stock Option Grants

   The following tables set forth information regarding stock options granted to and exercised by the named executive officers during the fiscal year ended December 30, 2000, as well as options held by the named executive officers at December 30, 2000:

                       Option Grants In Last Fiscal Year

                                                                         Potential Realizable Value at
                                                                         Assumed Annual Rates of Stock
                                                                         Price Appreciation for Option
                                    Individual Grants in 2000                        Term
                         ----------------------------------------------- -----------------------------
                         Number of     % of Total
                         Securities     Options
                         Underlying    Granted to
                          Options      Employees  Exercise of
                          Granted      in Fiscal  Base Price  Expiration
Name                        (#)           Year      ($/Sh)       Date      5% ($)(1)      10% ($)(1)
----                     ----------    ---------- ----------- ----------   ----------   ----------
Stephen A. Dukker....... 2,000,000(2)     21.6       9.00       3/19/10  11,320,103     28,687,364
Steven H. Miller........    75,000(3)      0.8       9.00       3/19/10     424,504      1,075,776
Donald S. La Vigne......   275,013(4)      3.0       0.01       7/13/09       1,730          4,383
                           250,000(5)      2.7       8.00       1/14/10   1,257,780      3,187,485
John Dickinson..........   450,000(6)      4.9       2.75       7/25/10     778,257      1,972,256
Jamie Weissenborn.......   176,008(7)      1.9       0.32       5/27/09      35,421         89,764
                           125,000(8).    1.30       8.00       1/14/10     628,895      1,593,752
                            35,202(9)     0.78       0.78      11/17/10      17,268         43,760

--------
(1) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future prices for its common stock.
(2) The option was to vest as to 25% of the shares one year after the date of grant, and as to 1/48th of the shares at the end of each subsequent calendar month. The option was cancelled unexercised following Mr. Dukker's termination of employment.
(3) The option was to vest as to 20% of the shares six months after the date of grant, as to an additional 20% of the shares one year after the date of grant, and as to 1/48th of the shares at the end of each subsequent calendar month. The option was cancelled unexercised following Mr. Miller's termination of employment.
(4) The Company assumed the option in its acquisition of FreePC, Inc., on January 14, 2000. The option was fully vested at the time the Company assumed it and also was exercisable for a warrant to purchase 117,863 shares of the Company's common stock at an exercise price of approximately $17.13 per share.

(5) The option was to vest in five equal annual installments beginning one year after the date of grant. The option was cancelled unexercised following Mr. La Vigne's termination of employment. (6) The option vests as to 25% of the shares one year after the date of grant and as to 1/48th of the shares at the end of each subsequent calendar month.
(6) The option vests as to 25% of the shares one year after the date of grant and as to 1/48th of the shares at the end of each subsequent calendar month.
(7) The Company assumed the option in its acquisition of FreePC on January 14, 2000. The option was exercisable as to approximately 45% of the shares on the date of the acquisition, and an additional 20% of the shares were to vest on each of the first and second anniversary of the date of grant, and the remaining shares were to vest on the third anniversary of the date of grant. The option also was exercisable for a warrant to purchase 75,432 shares of the Company's common stock at an exercise price of approximately $17.13 per share. The unexercised portion of the option was cancelled following Mr. Weissenborn's termination of employment.`
(8) The option vested in five equal annual installments beginning on the first anniversary of the date of grant. The option was cancelled unexercised following Mr. Weissenborn's termination of employment.
(9) The option vested in four equal annual installments beginning on the first anniversary of the date of grant. The option was cancelled unexercised following Mr. Weissenborn's termination of employment.

Stock Option Exercises

   The following table provides the specified information concerning exercises of options to purchase the Company's Common Stock in the year ended December 30, 2000, and unexercised options held as of December 30, 2000, by the persons named in the Summary Compensation Table:

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option
                                    Values


                                                        Number of               Value of Unexercised
                                                 Unexercised Options at         In-the-Money Options
                        Shares                       Fiscal Year End           at Fiscal Year End ($)
                       Acquired     Value       ------------------------- ---------------------------------
                      on Exercise  Realized     Exercisable Unexercisable
Name                      (#)        ($)            (#)          (#)      Exercisable (1) Unexercisable (1)
----                  -----------  ---------    ----------- ------------- --------------- -----------------
Stephen A. Dukker (2)        --           --      227,897     2,000,000           --               --
Steven H. Miller.....        --           --           --            --           --               --
Donald S. La Vigne...   275,013(3) 2,197,354(4)        --            --           --               --
John Dickinson.......        --           --           --       450,000           --               --
Jamie Weissenborn....    78,103(5)   599,831(6)    35,202       222,905        1,936           12,260

--------
(1) Represents the difference between the exercise price of the option and the closing price of the Company's common stock on December 30, 2000 of $0.375.
(2) Mr. Dukker's options were cancelled unexercised following Mr. Dukker's termination of employment.
(3) The shares were acquired upon exercise of an option that FreePC, Inc. granted to Mr. La Vigne and that the Company assumed in its acquisition of FreePC on January 14, 2000. Upon exercise of the option, Mr. La Vigne also received a warrant to purchase 117,863 shares of the Company's common stock at an exercise price of approximately $17.13 per share. The warrant expired unexercised on March 29, 2001.
(4) Represents the product of the number of shares subject to the option and the difference between $8.00, the per share fair market value of the Company's common stock on the date of exercise, and $0.01, the option's per share exercise price.
(5) The shares were acquired upon exercise of an option that FreePC, Inc. granted to Mr. Weissenborn and that the Company assumed in its acquisition of FreePC on January 14, 2000. Upon exercise of the option, Mr. Weissenborn also received a warrant to purchase 33,473 shares of the Company's common stock at an exercise price of approximately $17.13 per share. The warrant expired unexercised on March 29, 2001.

(6) Represents the product of the number of shares subject to the option and the difference between $8.00, the per share fair market value of the Company's common stock on the date of exercise, and $0.32, the option's per share exercise price.

Compensation of Directors

   The Company adopted a new directors' compensation program effective as of January 1, 2001. Under this program, directors who are also the Company's employees or who are employees of its affiliates, Messrs. Inouye, Lee and Koh, receive no additional or special remuneration for serving as directors, except that the Company reimburses them for reasonable travel expenses that they incur to attend board meetings. The Company's other directors receive an annual retainer of $12,000 plus $1,000 for each board meeting attended in person and $250 for each board meeting attended by telephone. The Company's other directors who serve on board committees receive $500 for each committee meeting attended in person and $100 for each committee meeting attended by telephone. The Company's other directors are reimbursed for reasonable travel and other expenses incurred to attend board and committee meetings. None of the Company's former directors, Messrs. Newby, Gross and Dukker, who served as such for a portion of 2001 were eligible to receive cash compensation under the new program. Prior to January 1, 2001, we did not pay directors cash compensation for their services as directors, although we did reimburse non-employee directors for expenses incurred in connection with attending board and committee meetings.

Change of Control and Severance Arrangements

   The Company's stock option plans generally provide that in the event of a transfer of control of the Company, the Board will arrange with the surviving, continuing, successor or purchasing corporation, as the case may be (the "Acquiring Corporation"), to either assume eMachines' rights and obligations under outstanding awards or substitute awards for the Acquiring Corporation's stock for such outstanding awards. Any awards which are neither exercised as of the date of the transfer of control nor assumed nor substituted by the Acquiring Corporation shall terminate effective as of the date of the transfer of control.

   Wayne R. Inouye's employment agreement provides that upon a change of control prior to March 5, 2003, he will be entitled to a bonus in the amount of $1,000,000 less (i) an amount equal to the difference between (x) the fair market value of any cash and liquid securities he receives as a result of the change of control for Mr. Inouye's stock option and the Shares issuable upon exercise of that option and (y) the total exercise price paid by Mr. Inouye, as a result of the change of control, for the Shares subject to his option, and
(ii) an amount equal to the product of (x) the number of Shares subject to Mr. Inouye's stock option that he has sold prior to the change of control and (y) the difference between the sales price of such common stock and the per share exercise price of his stock option; provided however, that payment of the bonus is subject to Mr. Inouye's continued employment with the Company on the date of the change of control. See "Certain Transactions--Transactions with Management--Employment Agreements."

   Adam Andersen's employment agreement provides that upon a change of control, if Mr. Andersen's employment is terminated by the Company within 12 months after a change of control, then all of the stock options granted by the Company to Mr. Andersen prior to the change of control shall become fully vested and exercisable as of the date of the termination to the extent such stock options are outstanding and unexercisable at the time of such termination. See "Certain Transactions--Transactions with Management--Employment Agreements."

   Michael Zimmerman's employment agreement provides that upon a change of control, if Mr. Zimmerman's employment is terminated by the Company within 12 months after a change of control, then all of the stock options granted by the Company to Mr. Zimmerman prior to the change of control shall become fully vested and exercisable as of the date of the termination to the extent such stock options are outstanding and unexercisable at the time of such termination. See "Certain Transactions--Transactions with Management--Employment Agreements."

   Robert Davidson's employment agreement provides that upon a change of control, if Mr. Davidson's employment is terminated by the Company within 12 months after a change of control, then all of the stock options granted by the Company to Mr. Davidson prior to the change of control shall become fully vested and exercisable as of the date of the termination to the extent such stock options are outstanding and unexercisable at the time of such termination. See "Certain Transactions--Transactions with Management--Employment Agreements."

   The Company has also entered into severance agreements with John Muskovich, John Dickinson and Stephen A. Dukker. See "Certain Transactions--Transactions with Management--Employment Agreements."

Report of Compensation Committee on Executive Compensation

  Compensation Committee Interlocks and Insider Participation

   The members of the compensation committee during the 2000 fiscal year were Messrs. Hui, Morton and Newby. Mr. Newby resigned as director in January 2001. No member of the compensation committee was or is one of the Company's officers or employees. None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of the Company's board of directors or compensation committee. Mr. Hui is the sole owner of KDS USA from whom the Company purchased all of its PCs and most of its monitors during the 2000 fiscal year. The Company's transactions with KDS USA are more fully described under "Certain Transactions--Relationship with TriGem Computer, TriGem Corporation, TriGem America Corporation, Korea Data Systems Co. Ltd., Korea Data Systems America and Korea Data Systems (USA), Inc.--Manufacture and Supply of PCs and Monitors."

  Report of the Compensation Committee

   The compensation committee, comprised of non-employee directors, sets, reviews and administers the Company's executive compensation program. The role of the compensation committee is to establish and recommend to the full Board the compensation of the Company's Chief Executive Officer and its other executive officers. The committee also administers the Company's employee stock option plans, and reviews and approves stock option grants to all employees.

   Compensation Philosophy. Compensation of the Company's executive officers is set at levels that are intended to be sufficiently competitive with similarly-sized companies operating in similar markets to permit the Company to attract and retain the best possible individuals. When considering the Company's compensation program, the committee maintains a "total compensation" perspective that takes into account various components, including cash and equity-based compensation, deferred compensation and retirement programs, health and welfare benefits, and perquisites.

   During the 2000 fiscal year, the compensation of each of the named executive officers was based upon both individual and company performance. The compensation was structured to provide incentives for executive officer performance that would have resulted in continuing improvements in the Company's financial results, customer satisfaction, and stock price over both the short term and the long term. The compensation also was designed to emphasize the creation of shareholder value, by providing for payment of a significant portion of incentive compensation in the form of stock options.

   Components of Executive Compensation. The principal components of executive compensation are base salary, bonuses, and stock options.

   Base salaries are set based on competitive factors and the historic salary structure for various levels of responsibility within eMachines. Base salaries, once established, are not subject to contingencies and are paid in cash. Generally, salaries are set at the middle to high end of the range of other similar companies in the Company's industry. In addition, the Company relies on variable compensation in order to emphasize the importance of performance.

   Cash bonuses are the Company's primary form of short-term incentive compensation. Bonuses generally are performance-based and tied to the achievement of business, financial and customer satisfaction objectives. However, depending on competitive conditions in the labor market, the Company may agree to pay an executive officer a guaranteed cash bonus.

   The principal equity component of executive compensation is the Company's employee stock option program. Stock options are generally granted when an executive joins the Company. Stock options are also occasionally granted for promotions or other special achievements. Stock options provide a means of retention and motivation for the Company's senior level executives and also align the executive's interests with long-term stock price appreciation.

   Other elements of executive compensation include the ability to participate in a company-wide life insurance program, long-term disability insurance, company-wide medical benefits and the ability to defer compensation pursuant to a company-wide 401(k) plan.

   2000 Compensation for the Company's Former Chief Executive Officer. The plans and policies discussed above were the basis for the 2000 compensation of Stephen A. Dukker, the Company's former President and Chief Executive Officer. Mr. Dukker's annual salary for 2000 was $388,462. As part of the Company's settlement with Mr. Dukker as to the amount of compensation to which he was entitled under his employment agreement with the Company, eMachines paid Mr. Dukker $800,000 in March 2001 and agreed to pay him an additional $400,000 before May 25, 2001, and a further $400,000 before October 18, 2001. An unspecified portion of these payments are being made in lieu of any cash bonus to which Mr. Dukker may have been entitled for 2000. During 2000, the Company also granted to Mr. Dukker a stock option to purchase a total of 2,000,000 shares of the Company's common stock.

                            STOCK PERFORMANCE GRAPH

   The following graph compares the cumulative stockholder return on our common stock against the cumulative total return of the Nasdaq Composite Index and the S&P Computers (Hardware) Index for the period from March 24, 2000 through December 30, 2000. The graph and table assume that $100 was invested on March 24, 2000 in each of our common stock, the Nasdaq Composite Index and the S&P Computers (Hardware) Index.




                                    [CHART]

           eMachines     Nasdaq       S&P
3/24/2000     100         100         100
12/30/2000    4.54       49.78       54.45


                               3/24/00 12/30/00
                               ------- --------
eMachines, Inc................ $100.00  $ 4.54
Nasdaq Composite Index........ $100.00  $49.78
S&P Computers (Hardware) Index $100.00  $54.45

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Such executive officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

   Based solely on the Company's review of the copies of such forms received by it, or written representations from certain reporting persons, the Company believes that, for fiscal year 2000, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were complied with except that Mr. Hong failed to timely report a public acquisition of shares on a Form 4 and Mr. Weissenborn failed to file a Form 5 to report the grant of an employee stock option.

                                  APPENDIX A

                    Charter for the Audit Committee of the
                             Board of Directors of
                                eMachines, Inc.

Purpose:

   The Audit Committee will make such examinations as are necessary to monitor the corporate financial reporting and the internal and external audits of eMachines, Inc. (the "Company"), to provide to the Board of Directors the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal accounting controls, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

   In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

Membership:

   The Audit Committee will consist of at least two (2) members of the Board, all of whom shall be independent directors, in accordance with the rules of the NASD; provided that after June 13, 2001, the Audit Committee will consist of at least three (3) members of the Board, all of whom shall be independent directors, in accordance with the rules of the NASD. The members of the Audit Committee shall possess, at a minimum, such qualifications, skills, abilities and experience as the NASD may from time to time require. The members of the Audit Committee will be appointed by and will serve at the discretion of the Board of Directors.

Responsibilities:

   The responsibilities of the Audit Committee shall include:

    1. Reviewing on a continuing basis the adequacy of the Company's system of internal controls;

    2. Reviewing on a continuing basis the activities, organizational structure and qualifications of the Company's internal audit function;

    3. Reviewing the independent auditors' proposed audit scope and approach;

    4. Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

    5. Reviewing the performance of the independent auditors;

    6. Recommending to the Board of Directors the appointment of independent auditors;

    7. Reviewing fee arrangements with the independent auditors;

    8. Obtaining from the independent auditors a formal written statement delineating all relationships between the independent auditors and the Company, consistent with Independence Standards Board Standard 1, and actively discussing with the independent auditors whether any disclosed relationships or services may impact the objectivity and independence of the independent auditors;

    9. Taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditors;

   10. Reviewing before release the audited financial statements and Management's Discussion and Analysis in the Company's annual report on Form 10-K;

   11. Reviewing before release the unaudited quarterly operating results in the Company's quarterly earnings release;

   12. Overseeing compliance with SEC requirements for disclosure of auditor's services and audit committee members and activities;

   13. Reviewing management's monitoring of compliance with the Company's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

   14. Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

   15. Providing oversight and review of the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments;

   16. If necessary, instituting special investigations and, if appropriate, hiring special counsel or experts to assist;

   17. Reviewing related party transactions for potential conflicts of interest;

   18. Performing other oversight functions as requested by the full Board of Directors; and

   19. Reviewing and reassessing on an annual basis the adequacy of this Charter.

   In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

   The Audit Committee acknowledges that the independent auditors are ultimately accountable to the Board of Directors and the Audit Committee, as representatives of the Company's stockholders, and that these stockholder representatives' have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors to be proposed for stockholder approval in any proxy statement).

Meetings:

   The Audit Committee will meet at least two times each year. The Audit Committee may establish its own schedule which it will provide to the Board of Directors in advance.

   The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company. The Audit Committee will meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditor's examination and management report.

Reports:

   The Audit Committee will record its summaries of recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board of Directors meeting at which those recommendations are presented.

Minutes:

   The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

                                                                    SCHEDULE II

[LOGO]
                                  CREDIT SUISSE FIRST BOSTON CORPORATION
                                  650 California Street     Telephone 415 249
                                  8866
                                  San Francisco, CA 94108


November 19, 2001

Board of Directors
eMachines, Inc.
14350 Myford Road
Irvine, CA 92606

Members of the Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of common stock, par value $0.0000125 per share ("Company Common Stock"), of eMachines, Inc. (the "Company"), other than Mr. Lap Shun Hui, Korea Data Systems (USA), Inc. ("KDS USA"), EM Holdings, Inc. (the "Acquiror") and their respective affiliates, of the consideration to be received by such holders pursuant to the terms of the Agreement and Plan of Merger, dated as of November 19, 2001 (the "Merger Agreement"), by and among the Acquiror, Empire Acquisition Corp., a wholly-owned subsidiary of the Acquiror ("Merger Sub") and the Company. The Merger Agreement provides, among other things, (i) that Merger Sub will make, and that the Acquiror will cause Merger Sub to make a tender offer (the "Offer") to purchase shares of Company Common Stock at a purchase price of $1.06 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and (ii) for the merger (the "Merger") of Merger Sub with and into the Company pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock not owned, directly or indirectly, by the Acquiror, the Company or by stockholders who properly exercise dissenters' rights will be converted into the right to receive an amount in cash equal to the Offer Price, without interest.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof and upon the

[LOGO]

financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof. Our opinion does not address the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Offer and the Merger.

We have acted as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion. In the past, we and our affiliates have provided certain investment banking and financial services to the Company for which we have received compensation. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders, other than Mr. Lap Shun Hui, KDS USA, the Acquiror and their respective affiliates.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION